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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-162018
Registration No. 333-163237

PROSPECTUS

2,500,000 Shares

Common Stock

        We are offering 2,500,000 shares of our common stock, par value $0.01 per share. Our common stock is listed on The Nasdaq Global Market under the symbol "HFFC." On November 19, 2009, the last reported sale price of our common stock on The Nasdaq Global Market was $9.75 per share.

        You should read this prospectus carefully before you invest. Investing in our common stock involves a high degree of risk. See the section entitled "Risk Factors" beginning on page 18 of this prospectus for certain risks and uncertainties you should consider.

	Per Share	Total
Public offering price	$8.00	$20,000,000
Underwriting discounts and commissions	$0.52	$1,300,000
Proceeds to HF Financial Corp. (before expenses)	$7.48	$18,700,000

        We have granted the underwriter an option to purchase up to an additional 375,000 shares of our common stock at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

        None of the Securities and Exchange Commission, any state securities commission, nor any other governmental agency has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        These securities are not savings accounts, deposits or other obligations of any bank, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

        The underwriter expects to deliver the shares of common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about November 25, 2009.

The date of this prospectus is November 19, 2009

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Words such as "optimism," "look-forward," "bright," "believe," "expect," "anticipate," "intend," "hope," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may," are intended to identify these forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

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  adverse economic and market conditions of the financial services industry in general, including, without limitation, the credit markets;

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  the effect of recent legislation to help stabilize the financial markets or the effect of the phase-out of existing recovery programs;

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  future losses on our holdings of trust preferred securities;

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  increase of non-performing loans and additional provisions for loan losses;

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  the failure of assumptions underlying the establishment of reserves for loan losses and other estimates;

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  the failure to maintain our reputation in our market area;

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  prevailing economic, political and business conditions in South Dakota;

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  the effects of competition from a wide variety of local, regional, national and other providers of financial services;

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  compliance with existing and future banking laws and regulations, including, without limitation, regulatory capital requirements and FDIC insurance coverages and costs;

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  changes in the availability and cost of credit and capital in the financial markets;

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  the effects of FDIC deposit insurance premiums and assessments;

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  the risks of changes in market interest rates on the composition and costs of deposits, loan demand, net interest income, and the values and liquidity of loan collateral, and our ability or inability to manage interest rate and other risks;

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  changes in the prices, values and sales volumes of residential and commercial real estate;

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  an extended period of low commodity prices, significantly reduced yields on crops, reduced levels of governmental assistance to the agricultural industry, and reduced farmland values;

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  soundness of other financial institutions;

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  the risks of future acquisitions and other expansion opportunities, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and expense savings from such transactions;

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  security and operations risks associated with the use of technology;

i

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  the loss of one or more of our key personnel, or the failure to attract, assimilate and retain other highly qualified personnel in the future;

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  changes in or interpretations of accounting standards, rules or principles; and

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  other factors and risks described under "Risk Factors" set forth below.

        Forward-looking statements speak only as of the date they are made. Forward-looking statements are based upon management's then-current beliefs and assumptions, but management does not give any assurance that such beliefs and assumptions will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. Based upon changing conditions, should any one or more of the above risks or uncertainties materialize, or should any of our underlying beliefs or assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statement.

        Forward-looking statements may be contained in this prospectus and the documents incorporated by reference herein under headings such as "Risk Factors," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business," among other places. Each investor interested in purchasing shares of our common stock in this offering should consider all of the risks and uncertainties disclosed in our filings with the Securities and Exchange Commission, or the SEC, described below under the heading "Where You Can Find More Information," each of which is accessible on the SEC's website at www.sec.gov.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus and in the documents incorporated by reference herein. We have not, and the underwriter has not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted. You should assume that the information in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

        Neither we, the underwriter, nor any of our officers, directors, agents or representatives, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

        This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

        No action is being taken in any jurisdictions outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

        Unless the context indicates otherwise, all references in this prospectus to "HF Financial," "we," "us," "our company" and "our" refer to HF Financial Corp. and its combined subsidiaries (including the Bank). References to the "Bank" are to Home Federal Bank, our wholly owned bank subsidiary.

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet on the investor relations page of our website at www.homefederal.com. Information on our website is not part of this prospectus. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC like us. Our SEC filings are also available to the public on the SEC's website at www.sec.gov.

        We have filed with the SEC a registration statement on Form S-1 (together with all amendments and exhibits thereto), the "Registration Statement," with respect to the shares of common stock offered by this prospectus. You may obtain a copy of the Registration Statement through the SEC's Public Reference Room described above. You may also access a copy of the Registration Statement at the SEC's website set forth above.

        This prospectus omits certain information contained in the Registration Statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the Registration Statement for further information about us and the common stock we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the Registration Statement or that we otherwise filed with the SEC are not intended to be complete and are subject to and qualified in their entirety by reference to these filings. You should review the complete document to evaluate these statements.

        The SEC allows us to "incorporate by reference" information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus prior to the termination of the offering.

        We incorporate by reference the documents listed below into this prospectus, except to the extent that any information contained in such filings is deemed "furnished" in accordance with SEC rules and not specifically incorporated by reference herein:

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  Our Annual Report on Form 10-K for the year ended June 30, 2009, filed with the SEC on September 18, 2009;

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  Our Definitive Proxy Statement on Schedule 14A for our 2009 Annual Meeting of Stockholders, filed with the SEC on October 14, 2009;

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  Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on November 16, 2009; and

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  Our Current Reports on Form 8-K filed with the SEC on July 27, 2009, July 28, 2009, August 17, 2009, August 31, 2009, October 6, 2009, October 27, 2009 (including the information furnished in such Form 8-K under Item 2.02) and November 2, 2009 (including the information furnished in such Form 8-K under Item 7.01).

        These reports and documents contain important information about us, our business and our financial condition. Upon written or oral request, we will provide at no cost to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with this prospectus. Please direct such requests to:

HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104
Telephone: (605) 333-7556
Facsimile: (605) 333-7621
Attention: Corporate Secretary

        You may also view and print these reports and documents on the investor relations page of our website at www.homefederal.com. Neither our website nor the information on our website is included or incorporated in, or is a part of, this prospectus.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in our common stock. You should pay special attention to the "Risk Factors" section of this prospectus to determine whether an investment in our common stock is appropriate for you. Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriter's over-allotment option.

HF Financial Corp.

Overview

        HF Financial Corp., a unitary thrift holding company and Delaware corporation, was formed in November 1991 for the purpose of owning all of the outstanding stock of the Bank, our principal banking subsidiary. We acquired all of the outstanding stock of the Bank on April 8, 1992. The Bank was founded in 1929 and is a federally chartered stock savings bank headquartered in Sioux Falls, South Dakota. The Bank provides full-service consumer and commercial business banking, including an array of financial products and services, to meet the needs of its marketplace. The Bank attracts deposits from the general public and uses such deposits, together with borrowings and other funds, to originate one- to four-family residential loans, commercial business loans, agriculture loans, consumer loans, multi-family and commercial real estate loans, and construction loans. We believe our financial strength is built upon conservative relationship banking with an emphasis on credit quality.

        We believe HF Financial has performed well despite the recent turmoil in the financial markets and the challenges currently facing the banking industry. We further believe that the Bank remains safe and sound and in a financial position to succeed in spite of the current economic crisis. Although the national economy has been under duress, our primary market area (South Dakota) appears to be currently faring better than most other areas of the country. We believe our conservative banking philosophy has been the foundation of our success and growth and it will continue to guide our future business strategies.

        Many factors have converged to draw us to access the capital markets at this time. Although the Bank did not engage in many of the practices that are widely believed to have contributed to the current financial crisis, such as sub-prime lending or "teaser-rate" adjustable-rate mortgages, we believe most financial institutions (including the Bank) have experienced the adverse effects of the crisis. In addition, we believe the banking industry will likely face pressure by regulatory agencies to promote increasingly conservative capital ratio requirements. We believe the creation and preservation of capital in today's market will make us stronger and position us to succeed amid the current economic environment, support our loan and deposit growth, maintain our valuable customer relationships, and provide for continued successful execution of our strategies. Our executive management team has successfully managed our credit risks through multiple economic and credit cycles and maintains a conservative mindset associated with traditional community banking.

        At September 30, 2009, HF Financial had total consolidated assets of approximately $1.2 billion, total deposits of approximately $830.2 million, total consolidated liabilities, including deposits, of approximately $1.1 billion and consolidated stockholders' equity of approximately $70.5 million.

        The Bank is subject to primary regulation and examination by the Office of Thrift Supervision, or "OTS." The Bank's deposits are insured up to applicable limits under the Deposit Insurance Fund, or "DIF," which is administered by the Federal Deposit Insurance Corporation, or "FDIC."

        Through its trust department, the Bank acts as trustee, personal representative, administrator, guardian, custodian, agent, advisor and manager for various accounts. As of September 30, 2009, the trust department of the Bank maintained approximately $81.0 million in assets under management. Wealth management has become a strategic focus of the Bank, and the Bank has added expertise in portfolio management and business development to enhance this business line to drive future growth in assets under management and fee income.

        The Bank also purchases residential mortgage-backed securities and invests in U.S. Government and agency obligations and other permissible investments. The Bank receives loan servicing income on loans serviced for others and commission income from credit life insurance on consumer loans. The Bank, through its wholly owned subsidiaries, offers annuities, mutual funds, life insurance and other financial products and services, as well as equipment leasing services.

        The Bank has two active wholly owned subsidiaries, Hometown Investment Services, Inc. ("Hometown") and Mid America Capital Services, Inc. ("Mid America Capital"). Hometown provides financial and insurance products to customers of the Bank and members of the general public in the Bank's market area. Insurance products offered by Hometown primarily include annuities and life insurance products. Mid America Capital specializes in equipment finance leasing. As of September 30, 2009, Mid America Capital had $14.5 million of lease receivables outstanding.

        In addition to the Bank, we have six other wholly owned subsidiaries: HF Financial Group, Inc. ("HF Group"), HomeFirst Mortgage Corp. (the "Mortgage Corp."), HF Financial Capital Trust III ("Trust III"), HF Financial Capital Trust IV ("Trust IV"), HF Financial Capital Trust V ("Trust V"), and HF Financial Capital Trust VI ("Trust VI"). HF Group previously marketed software to facilitate employee benefits administration, payroll processing and management and governmental reporting. HF Group no longer actively markets this software and had immaterial operations in 2009. Mortgage Corp. was previously engaged in the business of originating one- to four-family residential mortgage loans, which were sold into the secondary market. Mortgage Corp. had no activity during fiscal 2008 and 2009. Trust III, Trust IV, Trust V and Trust VI each were established and exist for the sole purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures of us, which constitute the sole asset of each trust. We have issued trust preferred securities primarily to provide capital for our banking operations, funding for stock repurchases and to repay other borrowings. At September 30, 2009, there were $27.8 million in outstanding trust preferred securities at an average cost of 6.54%.

        Our principal executive offices are located at 225 South Main Avenue, Sioux Falls, South Dakota 57104, and our telephone number at that address is (605) 333-7556. We maintain an Internet website at www.homefederal.com. Neither our website nor the information on our website is included or incorporated in, or is a part of, this prospectus.

Market Area—South Dakota

        Based on total assets at September 30, 2009, the Bank is the largest savings association headquartered in South Dakota. The Bank has a total of 33 banking centers in its market area and one Internet branch located at www.homefederal.com. The Bank's primary market area includes communities located in eastern and central South Dakota, including the Sioux Falls metropolitan statistical area (MSA) and the cities of Pierre, Mitchell, Aberdeen, Brookings, Dakota Dunes, Watertown, and Yankton. The Bank also has a banking center in Marshall, Minnesota, which serves customers located in southwestern Minnesota. The banking center located in Dakota Dunes also serves customers located in northwestern Iowa. The Bank's primary market area features a variety of agribusiness, financial services, health care and light manufacturing firms. The Internet branch allows access to customers beyond traditional geographical areas.

        With 20 banking centers in the Sioux Falls MSA, the Bank operates more locations in its home market than any other depository in the Sioux Falls MSA. With a population of 154,997 based on 2008 U.S. Census Bureau estimates, Sioux Falls is the largest city in South Dakota and is the principal city of the Sioux Falls MSA, which has a population of 232,930. The 2008 U.S. Census Bureau estimates reflect that the Sioux Falls MSA population has increased 24.5% since the 2000 census, making Sioux Falls the second fastest growing MSA in the Midwest (as defined by SNL Financial) by percentage over that period. Situated at the junction of Interstate 29 and Interstate 90, Sioux Falls is an important regional center for agriculture, health care, financial services, retail trade and light manufacturing. Based on June 30, 2009 SNL Financial data, the Bank held $604.6 million, or 71%, of its deposits and escrows in the Sioux Falls MSA, giving it the fourth largest deposit market share in the Sioux Falls MSA.

        The economy of South Dakota appears to be faring better than most other states. According to the U.S. Bureau of Economic Analysis, in 2008, South Dakota had the nation's third-largest economic growth in real gross domestic product (RGDP). South Dakota's RGDP grew by 3.5% in 2008, led by the state's finance and insurance, manufacturing, health care and social assistance, retail trade, real estate, rental and leasing, and agriculture, forestry, fishing and hunting industries. Employment data as reported by the South Dakota Bureau of Finance and Management indicates that employment grew 1.2% in South Dakota in 2008 as compared to a national decline of 0.4% for the same period. Furthermore, according to the U.S. Bureau of Labor Statistics, as of September 2009, South Dakota's overall unemployment was 4.8% (second lowest in the nation) against a national average of 9.8% at that time. However, due to the national recession, the unemployment rate in South Dakota has risen in recent months.

        The housing and commercial real estate markets in South Dakota also appear to be faring better than most other areas in the United States. According to ESRI, home prices in South Dakota increased 1.82% during the 12 months ending June 30, 2009, as compared to a decrease of 11.30% nationwide during the same period. Home prices in the Sioux Falls MSA decreased by 8.11% during that period, which is 3.19% less severe (on an absolute basis) than the nationwide price decline. According to TransUnion, for the quarter ended June 30, 2009, South Dakota's serious delinquency rate (the percentage of borrowers that are 60 days or more past due) was 2.11%, compared to a national average of 5.81%. These statistics appear to support management's belief that the South Dakota economy is currently faring better than most other states; however, no assurances are given that any of these favorable trends will continue in the future.

Management

        We benefit from the experience, industry knowledge and continuity of our executive management team, which has over 200 years of financial services experience and 135 years associated with the Bank. Our Chairman, President and Chief Executive Officer, Curtis L. Hage, has been employed by us in various capacities for 41 years. Our executive management team has successfully managed our credit risks through multiple economic and credit cycles and maintains a conservative mindset associated with traditional community banking. Our business strategy is guided by our Board of Directors, which is composed of experienced, community-oriented business leaders. We draw upon their knowledge of the Sioux Falls and South Dakota business community in executing our strategy.

        The interests of our executive management team and directors are aligned with those of our stockholders through common stock ownership. At September 30, 2009, our directors and officers beneficially owned 12.05% of our common stock outstanding.

Business Strategy

        Our business strategy is to remain a community-focused financial institution and to grow and improve our profitability by:

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  Continuing to Build Out our Distribution Capabilities in our Existing Markets.  We strive to fulfill our mission statement every day—"...to be the leading financial services provider to businesses and individuals in the communities we serve." We intend to increase our market share in our core market area by providing personalized banking and customized wealth management services. We will continue to capitalize on the economics of our market area and strive to maintain a profitable and community-focused financial institution.

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  Continuing to Build our Cornerstone Banking Businesses.  We remain focused on building our cornerstone banking businesses of personal banking, commercial and agriculture banking and wealth management services. In the past several years, we have made investments in our infrastructure, technology and human capital, with the specific aim to capitalize on these businesses.

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  Expanding Relationships with Existing Customers and Developing Relationships with New Customers.  We will continue to strive to fund our business through deposits within our market area, with a strategic focus on multiple-service household growth. We endeavor to increase existing and new customer relationships by providing individualized personal customer attention with local decision-making authority, which we believe positively distinguishes us from our larger, nonlocally owned competitors.

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  Taking Advantage of Opportunities with Economic Recovery.  We believe that the proceeds of this offering will position us to take advantage of appropriate growth opportunities that may arise as the national economy recovers. We plan to grow our lending activities through organic growth and/or, if appropriate opportunities arise, possible acquisitions of banks, thrifts and other financial services companies.

Loan and Lease Portfolio Composition

        Our executive management team has managed risks through multiple economic and credit cycles, while positioning us for growth opportunities. Over the past several years, we have transformed the loan and lease portfolio away from predominantly one-to four-family residential and consumer loans to a more diverse portfolio including commercial and agriculture loans. As part of our business strategy to build our commercial and agriculture loan portfolio, the Bank has hired several bankers with significant commercial and agriculture lending experience, which has led to successful growth results across these business lines. Our commercial and agricultural loan portfolio increased from 46.3% of our total loan and lease portfolio at June 30, 2006 to 65.5% at September 30, 2009, while our one- to- four family residential and consumer direct loan portfolio has decreased from 29.0% of our total loan and lease portfolio to 23.6% over that period.

        The following table sets forth information concerning the composition of the loan and lease portfolio as of the periods indicated:

	At September 30, 2009		At June 30, 2009		At June 30, 2008
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)
One- to four-family(1)	$77,348	9.28%	$84,849	9.97%	$99,989	12.76%
Commercial business and real estate(2)(3)	309,117	37.07	322,416	37.87	303,415	38.72
Agricultural	237,121	28.44	231,315	27.17	160,267	20.45
Multi-family real estate	48,016	5.76	48,342	5.68	45,093	5.75
Equipment finance leases	14,480	1.74	16,010	1.88	19,288	2.46
Consumer direct(4)	119,184	14.29	116,777	13.72	105,719	13.49
Consumer indirect(5)	17,307	2.07	21,394	2.51	44,294	5.65
Construction	11,251	1.35	10,179	1.20	5,645	0.72

Total gross loans and leases(6)	$833,824	100.00%	$851,282	100.00%	$783,710	100.00%

(1)
Excludes $13,775, $8,888 and $7,958 loans held for sale at September 30, 2009, June 30, 2009 and June 30, 2008, respectively.

(2)
Includes $2,810, $2,810 and $3,012 tax exempt leases at September 30, 2009, June 30, 2009 and June 30, 2008, respectively.

(3)
Excludes $0, $0 and $223 commercial loans held for sale at September 30, 2009, June 30, 2009 and June 30, 2008, respectively.

(4)
Excludes $9,017, $5,993 and $614 student loans held for sale at September 30, 2009, June 30, 2009 and June 30, 2008, respectively.

(5)
We announced discontinued originating these types of loans during the first quarter of fiscal 2008.

(6)
Includes deferred loan fees and discounts.

        The Bank originates one- to four-family residential loans and primarily sells fixed-rate originations to secondary market outlets in order to reduce the effect of interest rate risk from longer maturities. Through the twelve months ended September 30, 2009, the Bank originated $184.6 million of one- to four-family first mortgage loans, of which 92.6% were sold to the secondary market. This compares to $128.2 million of one- to four-family first mortgage loans originated in the twelve months ended September 30, 2008. We continue to prioritize and invest in mortgage lending as we believe this to be a core component of our personal banking strategy.

        The Bank's commercial business lending activities encompass loans with a variety of purposes and security, including loans to finance accounts receivable, inventory and equipment and business expansion within our market area. The Bank originates commercial business loans directly and through programs sponsored by the Small Business Administration ("SBA") of which a portion of such loans are also guaranteed in part by the SBA. The Bank generally originates commercial business loans for its portfolio and retains the servicing with respect to such loans.

        The Bank has minimal exposure to participation loans and does not rely on a participation strategy to grow its loan portfolio. At September 30, 2009, the participation loan portfolio was approximately $15.4 million, representing less than 2% of our loan and lease portfolio.

        The Bank's agriculture loan portfolio includes (i) operating loans that are used to fund the borrower's operating expenses, which typically have a one-year term and are indexed to the national prime rate, (ii) term loans on machinery, equipment and breeding stock that may have a term of up to seven years and require annual payments, (iii) agricultural farmland term loans that are used to finance (or refinance) land purchases, (iv) specialized loans to fund facilities and equipment for livestock confinement enterprises, and (v) loans to fund ethanol plant development. Loans of this type are in a diverse range of agricultural enterprises, including grain production and dairy and livestock operations. As further discussed in the section entitled "—Business Strategy," agricultural lending is one of our strategic focus areas.

        The Bank's multi-family and commercial real estate loan portfolio is secured primarily by apartment buildings and owner occupied and non-owner occupied commercial real estate. The terms of such loans are negotiated on a case-by-case basis. Commercial real estate loans generally have terms that do not exceed 25 years. The Bank has a variety of rate adjustment features, call provisions and other terms in its multi-family and commercial real estate loan portfolio. Generally, the loans are made in amounts up to 80% of the appraised value of the collateral property and with debt service coverage ratios of 115% or higher.

        The Bank's consumer direct loan portfolio includes, among other types, automobile loans, home equity loans, loans secured by deposit accounts and student loans. Direct consumer loan terms vary according to the type of collateral, length of contract and creditworthiness of the borrower. The Bank offers both open- and closed-end credit. Overdraft lending is extended through lines of credit that are tied to a checking account. The credit lines generally bear interest at 18% and are generally limited to no more than $2,000. Loans secured by deposit accounts at the Bank are currently originated for up to 90% of the account balance (although historically the Bank has loaned up to 100% of the account balance), with a hold placed on the account restricting the withdrawal of the account balance. The interest rate on such loans is typically equal to 2% above the contract rate. Loans secured by second mortgages, together with loans secured by all prior liens, are generally limited to less than 100% of the appraised or assessed value of the property securing the loan and generally have maximum terms that do not exceed 10 to 15 years.

        The Bank discontinued its indirect consumer lending, which consisted of indirect auto lending, in the first quarter of fiscal 2008. These loans represent less than 3% of our loan and lease portfolio as of September 30, 2009, down from approximately 6% at June 30, 2008.

        Construction loans are generally originated with a maximum loan-to-value ratio of 80%, and land development loans are generally originated with a maximum loan-to-value ratio of 65%, based upon an independent appraisal. Our Management believes that the Bank has maintained a conservative, deliberate approach toward managing exposures in construction and development loans, supported by relatively stable property values in South Dakota to date. These loans represent less than 7% of our loan and lease portfolio as of September 30, 2009.

Deposit Composition

        The Bank offers a variety of deposit accounts having a wide range of interest rates and terms. The Bank's deposits consist of statement savings accounts, checking accounts, money market and certificate of deposit accounts ranging in terms from 30 days to five years. The Bank primarily solicits deposits from its market area, with a strategic focus of multiple-service household growth. The Bank relies primarily on customer service, competitive pricing policies and advertising to attract and retain these deposits. Based on liquidity needs, the Bank may, from time to time, acquire out-of-market deposits in those circumstances where wholesale funding offers either a maturity or cost efficiency not available with retail deposits. At September 30, 2009, out-of-market deposits accounted for less than 4% of our total deposits.

        The following table sets forth certain information concerning our deposit accounts as of the periods indicated:

	At September 30, 2009		At June 30, 2009		At June 30, 2008
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)
Noninterest bearing checking accounts	$99,645	$12.00%	$94,067	11.23%	$90,598	11.55%
Interest bearing checking accounts	89,321	10.76	94,846	11.32	90,125	11.49
Money market accounts	129,382	15.58	145,214	17.33	171,689	21.89
Savings accounts	61,394	7.40	81,417	9.72	78,575	10.02
In-market certificates of deposit	424,664	51.15	401,291	47.89	325,995	41.57
Out-of-market certificates of deposit	25,835	3.11	21,033	2.51	27,255	3.48

Total deposits	$830,241	100.00%	$837,868	100.00%	$784,237	100.00%

        The flow of deposits is influenced by general economic conditions, changes in money market and prevailing interest rates and competition. The variety of deposit accounts offered by the Bank has allowed it to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. In recent years, the Bank has become more susceptible to short-term fluctuations in deposit flows as customers have become more interest rate conscious. The Bank manages the pricing of its deposits in keeping with its asset/liability management and profitability objectives. Based on its experience, the Bank believes that its savings, money market, and checking accounts are stable sources of deposits. However, the ability of the Bank to attract and maintain certificates of deposit, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

Investments in Securities

        The Bank invests funds among various categories of investments and maturities based upon its asset/liability management needs, investment quality and marketability, liquidity needs and performance objectives. At September 30, 2009, approximately 89.5% of our investment portfolio was in AAA-rated, liquid residential mortgage-backed securities. Our $197.9 million of residential mortgaged-backed securities at September 30, 2009 consisted of agencies securities, with a single $1.8 million private label collateralized mortgage security obligation.

        The amortized cost and fair values of investment in securities, all of which are classified as available for sale according to management's intent, are as follows:

	September 30, 2009				June 30, 2009				June 30, 2008
		Gross Unrealized				Gross Unrealized				Gross Unrealized
	Amortized Cost			Fair Value	Amortized Cost			Fair Value	Amortized Cost			Fair Value
		Gains	(Losses)			Gains	(Losses)			Gains	(Losses)
	(Dollars in thousands)
Debt securities:
U.S. government agencies	$2,632	$40	$—	$2,672	$2,632	$43	$(4)	$2,671	$8,490	$173	$—	$8,663
Federal Home Loan Bank	—	—	—	—	—	—	—	—	3,944	87	—	4,031
Municipal bonds	14,210	444	(37)	14,617	14,356	163	(218)	14,301	12,319	51	(189)	12,181
Trust preferred securities	10,028	—	(4,379)	5,649	11,879	—	(5,828)	6,051	12,372	—	(2,080)	10,292

	26,870	484	(4,416)	22,938	28,867	206	(6,050)	23,023	37,125	311	(2,269)	35,167

Equity securities:
FNMA-common	—	—	—	—	—	—	—	—	8	—	—	8
Farmer Mac-common	7	—	(3)	4	7	—	(5)	2	7	2	—	9
Other Investments	253	—	—	253	253	—	—	253	253	—	—	253

	260	—	(3)	257	260	—	(5)	255	268	2	—	270

Residential mortgage-backed securities	194,819	4,030	(907)	197,942	196,704	3,827	(899)	199,632	190,947	558	(1,938)	189,567

	$221,949	$4,514	$(5,326)	$221,137	$225,831	$4,033	$(6,954)	$222,910	$228,340	$871	$(4,207)	$225,004

        As of June 30, 2009, there were $11.9 million of pooled trust preferred securities ("TRUPS") in the investment portfolio, all of which have been downgraded below investment grade by Moody's Investment Services and are currently impaired under applicable accounting rules. The Financial Accounting Standards Board (FASB) has issued additional guidance as to how to account for impaired investments as well as determining the fair value of these securities in an inactive market. In accordance with this guidance, we took steps to determine the fair value of our TRUPS assuming they were sold at the end of the fourth quarter of fiscal 2009 in an orderly transaction that was not a forced liquidation or a distressed sale. Based upon this analysis, one pool of $2.0 million (of the $11.9 million total) incurred an additional other-than-temporary impairment ("OTTI") credit loss totaling $36,000 which was recorded as a net impairment loss on the 2009 fourth quarter income statement. This charge brings the total OTTI losses taken against the TRUPS holdings during fiscal year 2009 to $3.9 million, of which $3.5 million was recognized on the balance sheet in accumulated other comprehensive income with the balance being $397,000 of OTTI credit-related recognized through earnings. At September 30, 2009, we carried the six TRUPS pools at an adjusted cost basis of $10.0 million and a fair value of $5.6 million. We determined that three debt securities exhibited OTTI of $3.9 million, of which $2.1 million was recognized on the balance sheet in other comprehensive income at September 30, 2009, with the balance being $1.9 million of credit loss recognized through earnings for the three months ended September 30, 2009. The valuation of the TRUPS will continue to be influenced by external market and other factors further described in the section entitled "Risk Factors." If we are required to record additional OTTI charges on our TRUPS portfolio, we could experience potentially significant earnings losses as well as an adverse impact to our capital position.

TARP Capital Purchase Program

        On November 21, 2008, we entered into a purchase agreement with the United States Department of the Treasury (the "Treasury"), pursuant to which we agreed to issue and sell (i) 25,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the "Preferred Stock") and (ii) a warrant to purchase up to 302,419 shares of our common stock, par value $0.01 per share, at an initial exercise price of $12.40 per share (the "Warrant"), for an aggregate purchase price of $25.0 million in cash.

        On June 3, 2009, we entered into a Repurchase Letter Agreement with the Treasury pursuant to which we completed the repurchase of the Preferred Stock from the Treasury. The repurchase price of the Preferred Stock was $25 million, plus a final accrued dividend of $62,500.

        On June 30, 2009, we entered into a Warrant Repurchase Letter Agreement with the Treasury pursuant to which we repurchased the Warrant from the Treasury for a purchase price of $650,000.

Recent Developments

Standstill Agreement and Majority Voting Policy

        On August 26, 2009, we entered into a Standstill Agreement (the "Standstill Agreement") with PL Capital, LLC, John W. Palmer, Richard J. Lashley, and certain affiliates thereof (the "PL Capital Parties"), collectively, our largest stockholders. The Standstill Agreement was entered into following the determination of our Board of Directors to adopt a majority voting policy (the "Majority Voting Policy") commencing with our 2010 Annual Meeting of Stockholders (the "2010 Meeting"). Our Board of Directors will adopt the Majority Voting Policy in time for it to be in effect no later than 90 days prior to any advance notice deadlines for notices of intent to submit shareholder proposals or other business, or notices of intent to solicit proxies, at the 2010 Meeting.

        Under the terms of the Standstill Agreement, the PL Capital Parties agreed, among other things, not to bring any proposals before our 2009 Annual Meeting of Stockholders (the "2009 Meeting") or the 2010 Meeting and to vote the shares beneficially owned by them for the election of the directors nominated by our Board of Directors at the 2009 Meeting and 2010 Meeting. These agreements are predicated upon us meeting certain conditions. Based on the Schedule 13D/A1 most recently filed by the PL Capital Parties with the SEC, the PL Capital Parties beneficially own, in the aggregate, 326,721 shares, or 8.12%, of our outstanding common stock, as of August 31, 2009.

        The foregoing summary of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement, which is attached as Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on August 31, 2009 and incorporated by reference herein.

United Bankers' Bank Loan Agreement

        On September 30, 2009, we entered into a Loan Agreement (the "Loan Agreement") with United Bankers' Bank (the "Lender") in order to refinance our outstanding borrowings of $5.966 million under our line of credit with First Tennessee Bank, NA (the "FTB Line of Credit"). Our borrowings under the FTB Line of Credit were scheduled to mature on September 30, 2009.

        Under the Loan Agreement, the Lender committed to lend to us an aggregate principal amount not to exceed $6 million. As of November 19, 2009, we had outstanding borrowings of $6.0 million under the Loan Agreement. The loan is evidenced by a promissory note, accrues interest at the United Bankers' Bank Rate with a minimum interest rate of 4.75% per annum, and the principal balance (plus any accrued and unpaid interest) is due and payable in full on October 1, 2010. We are required to make interest payments on a quarterly basis, commencing December 31, 2009. As of September 30, 2009, the United Bankers' Bank Rate was 3.250%. In connection with entering into the Loan Agreement, we also entered into a Commercial Pledge Agreement with the Lender, granting the Lender a first security interest in all of the stock of Home Federal Bank.

        We intend to repay the $6 million of outstanding borrowings under the Loan Agreement with a portion of the net proceeds of this offering. See "Use of Proceeds" for further discussion of the repayment of this indebtedness.

First Quarter 2010 Earnings

        On October 26, 2009, we announced our preliminary financial results for the quarter period ended September 30, 2009. These results are unaudited and are subject to the risks and uncertainties relating to our business described under "Risk Factors" in this prospectus and in our Annual Report on Form 10-K for the year ended June 30, 2009.

        We reported earnings of $855,000, or $0.21 in diluted earnings per common share for the fiscal first quarter ended September 30, 2009, versus earnings of $2.0 million, or $0.49 in diluted earnings per common share, in the comparable period in fiscal 2009. Adjusting for other-than-temporary impairment credit loss, net gain on sale of securities and related tax effects as mentioned below, our adjusted earnings ("Adjusted Earnings") was $1.7 million and adjusted diluted earnings per common share ("Adjusted Diluted Earnings Per Share") was $0.41 for the three-month period ended September 30, 2009, as compared to $1.9 million or $0.48 (as adjusted) for the same period of fiscal 2009. Adjusted Earnings and Adjusted Diluted Earnings Per Share are non-GAAP financial measures.

        Revenue totaled $10.4 million for the first fiscal quarter ended September 30, 2009, as compared to revenue of $11.7 million in the comparable period last year. We incurred a first quarter net other-than-temporary impairment (OTTI) credit loss recognized in earnings from trust preferred securities held in the investment portfolio of $1.9 million. Net gain on sale of securities was also recorded in the quarter for a total of $533,000, as compared to $80,000 in the first quarter of fiscal 2009. Excluding the OTTI credit loss and net gain on sale of securities, adjusted revenue was $11.8 million ("Adjusted Revenue"), a $116,000 increase, or 1.0 percent, over the prior year quarter (as adjusted). Adjusted Revenue is a non-GAAP financial measure.

        Net interest income totaled $8.8 million for the quarter, up $62,000, or 0.7 percent, over the first fiscal quarter of last year. Net interest margin expressed on a fully taxable equivalent basis ("Net Interest Margin, TE") for the three month period was 3.24 percent, compared to 3.35 percent in the comparable period last year. The increase in net interest income resulted from increases in volume of interest-earning assets and was offset by lower yields on the earning assets. The net interest margin continued to benefit from the low cost of interest-bearing liabilities. Net Interest Margin, TE is a non-GAAP financial measure.

        Noninterest income totaled $1.7 million, a decrease of $1.4 million relative to the comparable period in fiscal year 2009. Net impairment losses recognized in earnings were $1.9 million and were shown as a reduction in total noninterest income for the quarter ended September 30, 2009. Net gain on sale of loans and net gain on sale of securities increased $245,000 and $453,000, respectively, which partially offset the decrease.

        Noninterest expense grew $546,000 or 6.5 percent, year-over-year. Net healthcare costs, which are included in the total for compensation and employee benefits, increased $390,000 to $748,000 due to specific high dollar claims and general overall utilization. FDIC insurance premiums increased $184,000 to $325,000 for the first quarter of fiscal 2010 for us (which began on July 1, 2009), compared to the same period of fiscal 2009. In the first quarter of fiscal 2009, the Bank applied previously unused credits in the payment of its insurance premiums. The credits were fully utilized in the second quarter of fiscal 2009.

        The ratio of nonperforming loans and leases to total loans and leases as of September 30, 2009 was 1.46 percent, compared to 1.32 percent as of June 30, 2009. The ratios were significantly affected by one agricultural relationship which increased the amount of nonaccruing loans and leases at June 30, 2009. The increase in the ratio at September 30, 2009 as compared to June 30, 2009 was affected primarily by an increase of $1.7 million in accruing loans and leases delinquent more than 90 days, substantially attributable to one credit relationship, and partially offset by a decrease in nonaccruing loans and leases of $733,000. Net loan and lease charge offs in the amount of $310,000 were recorded for the quarter ended September 30, 2009, compared to $137,000 for the same period last year. We incurred a provision for losses on loans and leases of $343,000 for the first quarter of fiscal 2010 compared to $387,000 in the first quarter of fiscal 2009.

        Nonaccruing loans and leases decreased $733,000 to $8.6 million at September 30, 2009 compared to $9.4 million at June 30, 2009. One agricultural relationship comprised most of the total nonaccruing loans and leases. It consists of one loan totaling $32,000 secured by one- to four-family real estate, one loan totaling $740,000 secured by agricultural real estate, and four loans totaling $5.7 million secured by agricultural business assets. The remaining loans and leases included in nonaccruing loans and leases at September 30, 2009 were 10 loans totaling $398,000 secured by one- to four-family real estate, two loans totaling $177,000 secured by commercial real estate, eight loans totaling $454,000 secured by commercial business assets, one agricultural business loan totaling $11,000, 26 leases totaling $759,000 secured by equipment, and 26 loans totaling $389,000 secured by consumer assets.

        Loans and leases receivable as of September 30, 2009 totaled $833.8 million, a decrease of $17.5 million from the balance at June 30, 2009. Since June 30, 2009, one-to-four-family and commercial business and real estate loans decreased $7.5 million and $13.3 million, respectively, while agriculture loans increased $5.8 million during this period.

        We hold six pooled trust preferred securities of $10.0 million in our investment portfolio that are currently impaired under applicable accounting rules. In accordance with Financial Accounting Standards Board (FASB) guidance, we determined the fair value of these securities under the assumption they were sold at the end of the quarter in an orderly transaction that was not a forced liquidation or a distressed sale. The fair value of the trust preferred securities was recorded at $5.6 million as of September 30, 2009.

        Our $10.0 million of pooled trust preferred securities have been downgraded below investment grade by Moody's. We have performed an analysis to determine if any of the securities have a credit loss by estimating if any of the cash flows are not expected to be received as contracted. Based upon the current quarter analysis, three pools incurred other-than-temporary impairment credit loss totaling $1.9 million, which was recorded as a net impairment loss recognized in earnings. We recognized $2.1 million on the balance sheet in other comprehensive income with $1.9 million of credit loss recognized through earnings for these three securities in the current fiscal year.

        Deposits as of September 30, 2009 totaled $830.2 million, a decrease of $7.6 million from the balance at June 30, 2009. During the current fiscal year, public fund account balances decreased $33.2 million due to typical seasonal fluctuations. In-market certificates of deposit increased $23.4 million to $424.7 million from $401.3 million for the fiscal year, while out-of-market deposits increased $4.8 million to $25.8 million at September 30, 2009. Savings accounts decreased $20.0 million, primarily due to a decrease of public fund balances.

        We announced that we will pay a quarterly cash dividend of 11.25 cents per common share for the first quarter of the 2010 fiscal year. The dividend was paid on November 13, 2009 to stockholders of record on November 6, 2009.

Use of Non-GAAP Financial Measures

        The above financial results contain financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (GAAP). "Adjusted Earnings," "Adjusted Diluted Earnings Per Share," and "Adjusted Revenue," which exclude OTTI charges, net gain on the sale of securities and the related income tax effects (each as applicable), are non-GAAP financial measures.

        We believe that Adjusted Earnings, Adjusted Diluted Earnings Per Share and Adjusted Revenue are useful to investors because they allow for greater transparency and facilitate comparison to prior periods and peer results. We further believe that the presentation of these non-GAAP financial measures will permit investors to assess our core operating results on the same basis as management.

        Net Interest Margin, TE is also a non-GAAP financial measure. The tax-equivalent adjustment to net interest income recognizes the income tax savings when comparing taxable and tax-exempt assets and adjusting for federal and state exemption of interest income and certain other permanent income tax differences. We believe that it is a standard practice in the banking industry to present net interest margin on a fully taxable equivalent basis, and accordingly believe the presentation of this non-GAAP financial measure may be useful for peer comparison purposes.

        These non-GAAP financial measures should be considered supplemental to, not a substitute for or superior to, financial measures calculated in accordance with GAAP. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies. Reconciliations of Earnings (GAAP) to Adjusted Earnings (non-GAAP), Diluted Earnings Per Share (GAAP) to Adjusted Diluted Earnings Per Share (non-GAAP), Revenue (GAAP) to Adjusted Revenue (non-GAAP) and Net Interest Income (GAAP) to Net Interest Margin, TE (non-GAAP) are calculated as follows:

Earnings to Adjusted Earnings (Unaudited)

	Three Months Ended September 30,
	2009	2008
	(Dollars in Thousands)
Net income available to common shareholders	$855	$1,975
Gain on sale of securities, net	(533)	(80)
Net impairment losses recognized in earnings (OTTI)	1,858	—
Income tax provision effect	(504)	30

Adjusted earnings(1)	$1,676	$1,925

(1)
Adjusted earnings does not include the net effect of any incentive-based compensation that may have been accrued for based upon the changes shown above.

Diluted Earnings Per Share to Adjusted Diluted Earnings Per Share (Unaudited)

	Three Months Ended September 30,
	2009	2008
Diluted earnings per share	$0.21	$0.49
Gain on sale of securities, net	(0.13)	(0.02)
Net impairment losses recognized in earnings (OTTI)	0.46	—
Income tax provision effect	(0.13)	0.01

Adjusted diluted earnings per share(1)	$0.41	$0.48
Diluted weighted average shares	4,041,650	4,004,126

(1)
Adjusted diluted earnings per share does not include the net effect of any incentive-based compensation that may have been accrued for based upon the changes shown above.

 Revenue to Adjusted Revenue (Unaudited)

	Three Months Ended September 30,
	2009	2008
	(Dollars in Thousands)
Net interest income	$8,751	$8,689
Noninterest income	1,698	3,049
Total revenue	10,449	11,738
Gain on sale of securities, net	(533)	(80)
Net impairment losses recognized in earnings (OTTI)	1,858	—

Adjusted revenue	$11,774	$11,658

Net Interest Income to Net Interest Margin, TE (Unaudited)

	Three Months Ended September 30,
	2009	2008
	(Dollars in Thousands)
Net interest income	$8,751	$8,689
Taxable equivalent adjustment	145	154

Adjusted net interest income	8,896	8,843
Average interest-earning assets	1,089,207	1,047,740

Net interest margin, TE	3.24%	3.35%

Risk Factors

        An investment in our common stock involves certain risks. You should carefully consider the risks described under "Risk Factors" set forth below, as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.

The Offering

        The following summary of the offering contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our common stock being offered hereunder, please refer to the section of this prospectus entitled "Description of Capital Stock."

Common stock offered by us	2,500,000 shares of common stock, par value $0.01 per share.
Common stock outstanding immediately after this offering(1)(2)	6,543,912 shares of common stock.
Net proceeds
The net proceeds of this offering will be approximately $17,939,000 (after deducting the underwriting discounts and estimated offering expenses payable by us) based on a public offering price of $8.00 per share.
Use of proceeds
We intend to use the net proceeds from the sale of our common stock (i) to repay the $6 million of outstanding borrowings under the Loan Agreement with United Bankers' Bank, and (ii) for general corporate purposes, including to contribute to the capital reserves of the Bank to support growing our lending activities through organic growth and/or, if appropriate opportunities arise, possible acquisitions of banks, thrifts and other financial services companies.
We currently have no commitments or agreements with respect to any specific expansion or acquisition opportunity.
See "Use of Proceeds."
Market and trading symbol for the common stock	Our common stock is listed and traded on The Nasdaq Global Market under the symbol "HFFC."

(1)
Based on 4,043,912 shares of common stock outstanding as of November 16, 2009.

(2)
Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes (i) 375,000 shares of common stock issuable pursuant to the exercise of the underwriter's over-allotment option and (ii) 476,316 shares of common stock issuable under our stock compensation plans.

 Summary Selected Consolidated Financial Data

        You should read the summary selected consolidated financial information presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which are incorporated by reference in this prospectus.

        The following tables set forth selected consolidated financial data for us at and for each of the years in the five-year period ended June 30, 2009 and at and for the three-month periods ended September 30, 2009 and 2008.

        The summary income data for the years ended June 30, 2009, 2008 and 2007, and the summary financial condition data as of June 30, 2009 and 2008, have been derived from our audited financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2009, which is incorporated by reference in this prospectus. The summary income data for the years ended June 30, 2006 and 2005, and the summary financial condition data as of June 30, 2007, 2006 and 2005, have been derived from our audited financial statements that are not included in this prospectus.

        The summary financial data at and for the three-months ended September 30, 2009 and 2008 have been derived from our unaudited interim financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which is incorporated by reference in this prospectus. These unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial condition and results of operations as of the dates and for the periods indicated. Historical results are not necessarily indicative of future results and the results for the three months ended September 30, 2009 are not necessarily indicative of our expected results for the full year ending June 30, 2010 or any other period.

	At or For the Three Months Ended September 30,		At or For the Year Ended June 30,
	2009	2008	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share date)
Summary Income Data:
Interest and dividend income	$14,633	$15,831	$60,688	$63,174	$61,874	$53,411	$44,946
Interest expense	5,882	7,142	25,359	33,298	36,240	27,762	18,747

Net interest income	8,751	8,689	35,329	29,876	25,634	25,649	26,199
Provision for losses on loans and leases	343	387	1,679	1,994	1,198	5,279	2,681

Net interest income after provision for losses on loans and leases	8,408	8,302	33,650	27,882	24,436	20,370	23,518
Gain on sale of land, net	—	—	—	—	—	3,557	—
Gain on sale of branches, net	—	—	—	—	2,763	—	—
Other non-interest income	1,698	3,049	12,602	11,333	10,433	9,294	9,014
Non-interest expense	(8,949)	(8,403)	(34,566)	(30,606)	(29,605)	(26,499)	(24,936)

Income before income taxes	1,157	2,948	11,686	8,609	8,027	6,722	7,596
Income tax expense	302	973	3,870	2,766	2,644	2,214	2,431

Net income	855	1,975	7,816	5,843	5,383	4,508	5,165
Preferred stock dividends and accretion	—	—	1,316	—	—	—	—

Net income available to common shareholders	$855	$1,975	$6,500	$5,843	$5,383	$4,508	$5,165

	At or For the Three Months Ended September 30,		At or For the Year Ended June 30,
	2009	2008	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share date)
Per Share Data:
Earnings per common share(1):
Basic	$0.21	$0.50	$1.62	$1.47	$1.35	$1.15	$1.33
Diluted	$0.21	$0.49	$1.61	$1.45	$1.33	$1.13	$1.29
Cash dividends declared per common share	$0.11	$0.11	$0.45	$0.43	$0.42	$0.41	$0.40
Weighted average shares:
Basic	4,030,391	3,972,055	4,006,820	3,969,988	3,978,571	3,914,952	3,885,297
Diluted	4,041,650	4,004,126	4,027,503	4,023,474	4,056,726	4,000,078	4,001,089
Common shares outstanding	4,044,418	3,985,665	4,025,982	3,951,992	4,013,364	3,948,660	3,832,653
Book value per common share(2)	$17.42	$16.51	$17.06	$16.25	$15.52	$14.20	$13.99
Summary of Financial Condition Data:
Total assets	$1,168,462	$1,128,084	$1,176,796	$1,103,494	$1,001,454	$961,294	$897,874
Securities available for sale	221,137	225,695	222,910	225,004	142,223	145,518	142,429
FHLB stock	12,476	12,098	12,476	11,245	5,058	5,647	7,699
Loans and leases receivable, net	825,321	795,905	842,812	777,777	761,599	721,603	670,581
Loans held for sale	22,792	13,371	14,881	8,796	8,776	7,623	10,238
Deposits	830,241	765,022	837,868	784,237	815,864	769,002	681,216
Advances from FHLB and other borrowings	207,278	237,267	212,869	198,454	68,600	91,620	119,664
Subordinated debentures payable to trusts	27,837	27,837	27,837	27,837	27,837	27,837	27,837
Stockholders' equity	70,472	65,813	68,675	64,203	62,270	56,058	53,635
Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.29%	0.70%	0.68%	0.57%	0.55%	0.49%	0.60%
Return on equity (ratio of net income to average equity)	4.87	12.12	9.73	9.12	9.01	8.23	9.66
Net interest margin(3)	3.19	3.29	3.26	3.11	2.80	2.98	3.29
Net interest margin, TE(4)	3.24	3.35	3.32	3.16	2.85	3.01	3.32
Efficiency ratio(5)	85.64	71.59	72.12	74.27	76.24	68.83	70.81
Non-interest income/operating revenue(6)	83.18	69.18	26.29	27.50	28.93	26.60	25.60
Asset Quality Ratios:
Nonperforming loans and leases to total loans and leases(7)	1.46%	0.37%	1.32%	0.39%	0.45%	0.46%	1.01%
Nonperforming assets to total assets (end of period)	1.18	0.32	1.07	0.34	0.40	0.40	0.78
Allowance for loan and leases losses to nonperforming loans and leases(7)	68.15	205.48	73.83	191.08	167.87	168.11	73.24
Allowance for loan and leases losses to total loans and leases	0.99	0.76	0.98	0.75	0.76	0.77	0.74
Net charge-offs to average loans	0.14	0.07	(0.10)	0.25	0.13	0.67	0.18

	At or For the Three Months Ended September 30,		At or For the Year Ended June 30,
	2009	2008	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share date)
Capital Ratios:
Equity to total assets (end of period)	6.03%	5.83%	5.84%	5.82%	6.22%	5.83%	5.97%
Tangible common equity to tangible assets	5.63	5.42	5.44	5.39	5.75	5.34	5.45
Tier 1 capital (to adjusted total assets)(8)	8.57	7.76	8.45	7.78	8.31	8.10	8.28
Tier 1 capital (to risk-weighted assets)(8)	10.42	10.08	10.20	10.15	10.37	9.92	10.43
Total risk-based capital (to risk-weighted assets)(8)	11.27	10.76	11.05	10.83	11.05	10.65	10.66
Other Data:
Number of full-service offices	33	33	33	33	33	35	34
Number of full-time equivalent employees	327	306	323	307	315	312	309

(1)
All per share data has been retroactively adjusted for the 10% stock dividend paid on April 24, 2006.

(2)
Common equity divided by number of shares of outstanding common stock.

(3)
Net interest income divided by average interest-earning assets.

(4)
Net interest margin expressed on a fully taxable equivalent basis ("Net Interest Margin, TE") is a non-GAAP financial measure. The tax-equivalent adjustment to net interest income recognizes the income tax savings when comparing taxable and tax-exempt assets and adjusting for federal and state exemption of interest income and certain other permanent income tax differences. We believe that it is a standard practice in the banking industry to present net interest margin expressed on a fully taxable equivalent basis, and accordingly believe the presentation of this non-GAAP financial measure may be useful for peer comparison purposes. As a non-GAAP financial measure, Net Interest Margin, TE should be considered supplemental to and not a substitute for or superior to, financial measures calculated in accordance with GAAP. As other companies may use different calculations for Net Interest Margin, TE, this presentation may not be comparable to similarly titled measures reported by other companies. The reconciliation of the net interest income (GAAP) to Net Interest Margin, TE (non-GAAP) is as follows:

	At or For the Three Months Ended September 30,		At or For the Year Ended June 30,
	2009	2008	2009	2008	2007	2006	2005
	(Dollars in thousands)
Net interest income	$8,751	$8,689	$35,329	$29,876	$25,634	$25,649	$26,199
Taxable equivalent adjustment	145	154	657	527	488	333	231

Adjusted net interest income	8,896	8,843	35,986	30,403	26,122	25,982	26,430
Average interest-earning assets	1,089,207	1,047,740	1,083,054	960,721	916,993	861,797	795,144

Net interest margin, TE	3.24%	3.35%	3.32%	3.16%	2.85%	3.01%	3.32%
(5)
The efficiency ratio is defined as total non-interest expense divided by the sum of net interest income plus total non-interest income.

(6)
Excludes gain on sale of branches, net of $2,763, and gain on sale of land, net of $3,557, in fiscal 2007 and fiscal 2006, respectively.

(7)
Nonperforming loans and leases include nonaccruing loans and leases and accruing loans delinquent more than 90 days.

(8)
Capital ratios for the Bank.

RISK FACTORS

        An investment in our common stock involves certain risks. Before making an investment decision, you should read carefully and consider the risk factors below relating to this offering. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

Risks Related to Our Industry and Business

Difficult economic and market conditions have adversely affected our industry.

        Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions across the United States. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Financial institutions have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

  •
  We potentially face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities;

  •
  Customer demand for loans secured by real estate could be reduced due to weaker economic conditions, an increase in unemployment, a decrease in real estate values or an increase in interest rates;

  •
  The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The level of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates which may, in turn, impact the reliability of the process;

  •
  The value of the portfolio of investment securities that we hold, including our trust preferred securities, may be adversely affected; and

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  In addition to the impact of the recently adopted final rule by the FDIC that requires insured institutions to prepay slightly over three years of estimated insurance assessments on December 30, 2009, along with each institution's risk-based assessment for the third quarter of 2009, we may be required to pay significantly higher FDIC premiums in the future because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

Recently enacted legislation may not help stabilize the U.S. financial system and the phase-out of existing recovery programs may adversely impact the system.

        Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system. On October 3, 2008, the President signed into law the Emergency Economic Stabilization Act of 2008, or the Emergency Economic Stabilization Act, in response to the crisis in the financial sector. The Treasury and various banking regulators have implemented a number of programs under this legislation to address capital and liquidity issues in the banking system. On February 17, 2009, the President signed into law the American Recovery and Reinvestment Act of 2009, or the American Recovery and Reinvestment Act. There can be no assurance, however, as to the actual impact that the Emergency Economic Stabilization Act or the American Recovery and Reinvestment Act, and the various programs implemented in association with these legislative efforts, will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced within the sector. The failure of the Emergency Economic Stabilization Act or American Recovery and Reinvestment Act and the associated programs to help stabilize the financial markets and a continuation or worsening of current financial market conditions could have a material, adverse effect on our business, financial condition, results of operations, access to credit or the value of our securities. Similarly, the premature termination, manner or timing of the phase-out of existing programs implemented to assist the U.S. financial system in recovering from the recent financial crisis could have a material adverse impact on our business, financial condition, results of operations, access to credit or the value of our securities.

The impact of pending legislation and regulatory changes on the U.S. financial services industry and the U.S. financial system may adversely affect our business.

        The U.S. Congress, the Obama Administration and various industry and public interest groups are currently debating many aspects of the existing structure of the U.S. financial system, including regulatory restructuring; federal and national charter changes; issues involving systemic risk; appropriate capitalization levels; establishment of a new and independent Consumer Financial Protection Agency; permitting state regulators to supervise, oversee and/or enforce state laws on federal and nationally chartered depository institutions; the ability of federal and nationally chartered depository institutions to operate nationwide under a uniform set of federal laws; restrictions on mortgage lending, credit card lending and other areas affecting bank lending operations; laws impacting loan securitization and secondary mortgage lending activities; additional compliance laws that could impose new regulatory burdens on insured depository institutions; increased assessments on depository institutions to pay for industry supervision and oversight; and changes in holding company oversight and supervision could all have a material, adverse impact on the Bank's and our business, financial condition, results of operations, access to credit or the value of our securities.

We recorded other-than-temporary impairment ("OTTI") charges in our trust preferred securities ("TRUPS") portfolio in the third and fourth quarters of 2009 and in the first quarter of 2010, and we could record additional losses in the future.

        We determine the fair value of our investment securities based on GAAP and three levels of informational inputs that may be used to measure fair value. The price at which a security may be sold in a market transaction could be significantly lower than the quoted market price for the security, particularly if the quoted market price is based on infrequent trading history, the market for the security is illiquid, or a significant amount of securities are being sold.

        We held six TRUPS pools with an adjusted cost basis of $11.9 million and a fair value of $6.1 million at June 30, 2009. Rating downgrades on these investments occurred during fiscal year 2009, placing each in a below investment grade rating. Due to an inactive market for these securities, management utilized a "Level 3" fair value input according to Statement of Financial Accounting Standard No. 157, utilizing discounted cash flow methodologies to determine fair value and OTTI.

During fiscal 2009, we determined that three debt securities exhibited OTTI. The aggregate OTTI losses recorded for the three securities for the fiscal year 2009 were $3.9 million, of which $3.5 million was recognized on the balance sheet in other comprehensive income, with the balance being $397,000 of credit loss recognized through earnings. The remaining difference between amortized cost basis and fair value of $2.3 million recognized in other comprehensive income is primarily attributable to the three TRUPS for which OTTI was not recognized for the fiscal year 2009.

        At September 30, 2009, we carried the six TRUPS pools at an adjusted cost basis of $10.0 million and a fair value of $5.6 million. We determined that three debt securities exhibited OTTI of $3.9 million, of which $2.1 million was recognized on the balance sheet in other comprehensive income at September 30, 2009, with the balance being $1.9 million of credit loss recognized through earnings for the three months ended September 30, 2009.

        The valuation of our TRUPS will continue to be influenced by external market and other factors, including implementation of Securities and Exchange Commission and Financial Accounting Standards Board guidance on fair value accounting, the financial condition of specific issuers within our pooled securities (including any credit deterioration thereof), deferral and default rates of specific issuer financial institutions, rating agency actions, and the prices at which observable market transactions occur. If we are required to record additional OTTI charges on our TRUPS portfolio, we could experience potentially significant earnings losses as well as an adverse impact to our capital position.

As a result of current economic conditions, the Bank's allowance for loan losses may prove to be insufficient to absorb losses in its loan portfolios, which could adversely affect its operating results.

        At September 30, 2009, the Bank's nonperforming loans (which consist of non-accrual loans and loans still accruing but past due greater than 90 days) totaled $12.5 million, or 1.46% of its loan portfolio. At September 30, 2009, the Bank's nonperforming assets (which include foreclosed real estate) were $13.8 million, or 1.18% of assets. In addition, the Bank had $7.9 million in accruing loans that were 30 to 89 days delinquent at September 30, 2009. At September 30, 2009, the Bank held $8.5 million of loan and lease loss reserves, or 0.99% of total loans, and 68.15% of non-performing loans.

        Until economic and market conditions improve, the Bank may continue to incur additional losses relating to an increase in nonperforming loans. The Bank does not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting its income, and increasing its loan administration costs. When the Bank takes collateral in foreclosures and similar proceedings, it is required to mark the related loan to the then fair market value of the collateral, which may result in a loss. These loans and other real estate owned also increase its risk profile and the capital its regulators believe is appropriate in light of such risks. As a result of current economic conditions, additional provisions for loan losses may be necessary.

Determination of the appropriate level of the allowance for loan losses involves a high degree of subjectivity and requires significant estimates, and actual losses may vary from current estimates.

        The Bank maintains an allowance for loan losses to provide for loans in its portfolio that may not be repaid in their entirety. The determination of the appropriate level of the allowance for loan losses involves a high degree of subjectivity and requires us and the Bank to make significant estimates of current credit risks and future trends, all of which may undergo material changes.

        In evaluating the adequacy of the Bank's allowance for loan losses, we consider numerous quantitative factors, including our historical charge-off experience, growth of our loan portfolio, changes in the composition of our loan portfolio and the volume of delinquent and classified loans. In addition, we use information about specific borrower situations, including their financial position and estimated collateral values, to estimate the risk and amount of loss for those borrowers. Finally, we consider many qualitative factors, including general and economic business conditions, duration of the current business cycle, current general market collateral valuations, trends apparent in any of the factors we take into account and other matters, which are by nature subjective and fluid. Our estimates of the risk of loss and amount of loss on any loan are complicated by the significant uncertainties surrounding the Bank's borrowers' abilities to successfully execute their business models through changing economic environments, competitive challenges and other factors. In considering information about specific borrower situations, our analysis is subject to the risk that we are provided inaccurate or incomplete information. Because of the degree of uncertainty and susceptibility of these factors to change, the Bank's actual losses may vary from our current estimates.

        Additionally, bank regulators periodically review the Bank's allowance for loan losses and may require an increase in the provision for loan losses or recognize loan charge-offs based upon their judgments, which may be different from ours. Any increase in the Bank's allowance for loan losses or loan charge-offs required by these regulatory authorities may adversely affect our operating results.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

        We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected.

Our financial success is dependant on the prevailing economic, political and business conditions as well as the population growth in South Dakota.

        Our success and growth is dependant on the income levels, deposits and population growth in our primary market area, which are communities located in eastern and central South Dakota, including the Sioux Falls metropolitan statistical area (MSA), and the cities of Pierre, Mitchell, Aberdeen, Brookings, Dakota Dunes, Watertown and Yankton. If the communities in which we operate do not grow or if prevailing economic conditions locally are unfavorable, our business will be negatively affected.

        Additionally, there are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay outstanding loans or the value of the collateral securing loans decreases. Our business operations and activities are concentrated in the state of South Dakota and most of our credit exposure is in that state, so we are specifically at risk from adverse economic, political and business conditions that affect South Dakota. Accordingly, economic and business conditions in South Dakota, such as increases in unemployment, commercial and consumer delinquencies and real estate foreclosures, as well as decreases in real gross domestic product, home and land prices or home sales, will each adversely impact our credit risk.

        For example, credit card issuers, a significant employer in the Sioux Falls MSA, are subject to recently enacted legislation that may result in their interest income and loan fee income being significantly reduced, which could cause these companies to scale back their operations and reduce personnel. A reduction in such operations and personnel could negatively affect the economic conditions in South Dakota, which in return could negatively impact our credit risk and business.

Our financial success is dependent on our ability to compete effectively in highly competitive markets.

        We operate in the highly competitive markets of South Dakota. Our future growth and success will depend on our ability to compete effectively in these markets. Through the Bank, we compete for loans, deposits and other financial services in geographic markets with other local, regional and national commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions. Many of our competitors offer products and services different from us, and have substantially greater resources, name recognition and market presence than we do, which benefits them in attracting business. Larger competitors may be able to price loans and deposits more aggressively than we can and have broader customer and geographic bases to draw upon.

        Competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us. Through the Bank, we compete with these institutions both in attracting deposits and in making loans. In addition, we must attract our customer base from other existing financial institutions and from new residents. There is a risk that we will not be able to compete successfully with these other financial institutions in our markets, and that we may have to pay higher interest rates to attract deposits or charge lower interest rates to obtain loan volume, resulting in reduced profitability. In new markets that we may enter, we will also compete against well-established community banks that have developed relationships within the community.

We are subject to extensive regulations that may limit or restrict our activities, and the cost of compliance is high.

        We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various regulatory agencies, including the OTS and the FDIC, and to a limited extent, the Federal Reserve. Banking regulations are primarily intended to protect the DIF and depositors, not stockholders. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to regulatory capital requirements, which require us to maintain adequate capital to support our growth. If we fail to meet these capital and other regulatory requirements, our ability to grow, our cost of funds and FDIC insurance, our ability to pay dividends on our common stock, and our ability to make acquisitions could be materially and adversely affected.

        As previously highlighted, federal bank regulatory agencies, as well as the U.S. Congress and the President, are in the process of evaluating the regulation of banks, other financial institutions and the financial markets and such changes, if any, could require us to maintain more capital, liquidity and risk management that could adversely affect our growth, profitability and financial condition, as well as change our charter, regulator and/or subject us to new or additional regulations and regulators. In particular, various proposals to eliminate the federal thrift charter, create a uniform financial institutions charter and abolish the OTS are being considered in the U.S. Congress. We are unable to predict whether such legislation will be enacted or the extent to which the legislation could restrict or disrupt our or the Bank's operations.

Liquidity risks could affect operations and jeopardize our financial condition.

        Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources to accommodate our existing and future lending and investment activities could have a substantial negative effect on our liquidity and severely constrain our financial flexibility. Our primary source of funding is retail deposits gathered through our network of branch offices. Our alternative funding sources include, without limitation, brokered certificates of deposit, federal funds purchased, Federal Reserve Discount Window borrowings, Federal Home Loan Bank of Des Moines (FHLB) advances and short- and long-term debt.

        Until recently, the Bank has historically obtained funds principally through local deposits and it has a base of lower cost transaction deposits. Generally, we believe local deposits are a cheaper and more stable source of funds than other borrowings, because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders and reflect a mix of transaction and time deposits, whereas brokered deposits typically are higher cost time deposits.

        Our costs of funds, profitability and liquidity will be adversely affected to the extent we have to rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in our deposit mix and growth could adversely affect our profitability and the ability to expand our loan portfolio.

        On September 30, 2009, we entered into a Loan Agreement (the "Loan Agreement") with United Bankers' Bank (the "Lender") in order to refinance our outstanding borrowings of $5.966 million under our line of credit with First Tennessee Bank, NA (the "FTB Line of Credit"). Our borrowings under the FTB Line of Credit were scheduled to mature on September 30, 2009. Under the Loan Agreement, the Lender committed to lend to us an aggregate principal amount not to exceed $6 million. As of November 19, 2009, we had outstanding borrowings of $6.0 million under the Loan Agreement. The loan is evidenced by a promissory note, accrues interest at the United Bankers' Bank Rate with a minimum interest rate of 4.75% per annum, and the principal balance (plus any accrued and unpaid interest) is due and payable in full on October 1, 2010. As of September 30, 2009, the United Bankers' Bank Rate was 3.250%. To the extent we have to borrow funds from other institutional lenders to repay this indebtedness, our costs of funds, profitability and liquidity may be adversely affected.

        We may look to sell production assets, such as mortgage loans, into the secondary market as a means to manage the size of our balance sheet and manage the use of our capital. The demand for these products in the capital markets is not driven by us and may not benefit us at the time we look to sell the loans.

        Our liquidity, on a parent only basis, may be adversely affected by certain restrictions on receiving dividends from the Bank without prior regulatory approval.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

        FDIC insurance premiums have increased substantially in 2009 and we expect to pay significantly higher FDIC premiums in the future. Market developments have significantly depleted the DIF and reduced the ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums. On May 22, 2009, the FDIC also implemented a five basis point special assessment of each insured depository institution's assets minus Tier 1 capital as of June 30, 2009, but no more than 10 basis points times the institution's assessment base for the second quarter of 2009, that was collected on September 30, 2009. In imposing the special assessment, the FDIC noted that additional special assessments may be imposed by the FDIC for future periods.

        On November 12, 2009, the FDIC adopted a final rule that requires insured depository institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012, on December 30, 2009, along with each institution's risk-based deposit insurance assessment for the third quarter of 2009. For purposes of calculating the prepaid amount, the base assessment rate in effect at September 30, 2009 would be used for 2010. That rate would be increased by an annualized three basis points for 2011 and 2012 assessments. The prepayment calculation would also assume a five percent annual growth rate, increased quarterly, through the end of 2012. Under the final rule, an institution will account for the prepayment by recording the entire amount of its prepaid assessment as a prepaid expense (an asset) as of December 30, 2009. Subsequently, each institution will record an expense (charge to earnings) for its regular quarterly assessment and an offsetting credit to the prepaid assessment until the asset is exhausted. Once the asset is exhausted, the institution would resume paying and accounting for quarterly deposit insurance assessments as it does currently. The FDIC will notify any institution that the FDIC exempts, on its own initiative, from the prepaid assessment no later than November 23, 2009. In addition, an insured institution may apply before

December 1, 2009, to the FDIC for an exemption from the prepayment requirement if the prepayment would significantly impair the institution's liquidity, or otherwise create extraordinary hardship. The Bank does not plan to apply for an exemption nor do we anticipate that the FDIC will provide an exemption on its own initiative. Under the final rule, the FDIC stated that its requirement for prepaid assessments does not preclude the FDIC from changing assessment rates or from further revising the risk-based assessment system during 2009, 2010, 2011, 2012, or thereafter, pursuant to notice-and-comment rulemaking procedures provided by statute, and therefore, continued actions by the FDIC could significantly increase the Bank's noninterest expense in fiscal 2010 and for the foreseeable future.

        The Bank participates in the FDIC's Temporary Liquidity Guarantee Program, or TLGP, for noninterest-bearing transaction deposit accounts. Banks that participate in the TLGP's noninterest-bearing transaction account guarantee program pay the FDIC an annual assessment of 10 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance. The general termination date for the transaction account guarantee portion of the TLGP is December 31, 2009. To promote an orderly phase-out of the program, on August 26, 2009, the FDIC adopted a final rule extending the program for six months, through June 30, 2010. For institutions that choose to remain in the program, the fee will be raised and adjusted to reflect the institution's risk profile. Any institution participating in the program that wished to opt out of the transaction account guarantee program extension was required to submit its opt-out election to the FDIC on or before November 2, 2009. The Bank has decided to remain in the program, and therefore will be subject to additional fees for the extended portion of the program. Continued actions by the FDIC could significantly increase the Bank's noninterest expense in fiscal 2010 and for the foreseeable future.

Our profitability may be affected by changes in market interest rates.

        Through our banking subsidiary, the Bank, our profitability depends in large part on our net interest income, which is the difference between interest earned from interest-earning assets, such as loans and mortgage-backed securities, and interest paid on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change such that the interest we pay on deposits and borrowings increase faster than the interest earned on loans and investments.

        Our results of operations will be affected by domestic economic conditions and the monetary and fiscal policies of the U.S. government and its agencies. The Federal Reserve has, and is likely to continue to have, an important impact on the operating results of lending institutions through its power to implement national monetary policy, among other things, in order to curb inflation or combat a recession. The Federal Reserve affects the levels of bank loans, investments and deposits through its control over the issuance of U.S. government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. Interest rates were at historically low levels until June 2004 at which time the Federal Reserve began increasing short-term interest rates 17 times or 425 basis points through June 29, 2006. Beginning September 18, 2007, the Federal Reserve began an interest rate easing of 325 basis points through April 30, 2008. During this period, a flattening and slight inversion of the treasury yield curve caused by increasing short-term rates and lagging long-term rates had a negative impact on our net interest margin. As the yield curve assumed a more normalized slope after short-term interest rates decreased in fiscal 2008 and 2009, we experienced a positive effect to our net interest margin. In the second quarter of fiscal 2009, the Federal Reserve decreased the Fed Funds Target Rate by a total of 175 basis points on three separate occasions. This was the first decrease in short-term interest rates since April 30, 2008. If short-term interest rates rise, and if rates on our deposits and borrowings re-price upwards faster than the rates on our long-term loans and investments, we may experience compression of our net interest margin, which will have a negative effect on our results of operations. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

        While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities and pricing of our assets and liabilities, our efforts may not be effective in a changing rate environment and our financial condition and results of operations may suffer.

A significant portion of our loan portfolio is secured by real estate; therefore, we have a high degree of risk from a downturn in our real estate markets and the local economy.

        A further downturn in the real estate market and local economy in South Dakota could hurt our business because a significant portion of our loans are secured by real estate located in South Dakota. Real estate values and real estate markets are generally affected by, among other things, changes in regional or local economic conditions, fluctuations in interest rates, and the availability of loans to potential purchasers. If real estate values decline in South Dakota, the value of real estate collateral securing our loans could be significantly reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans.

Our loan concentration presents a business risk if the agriculture industry suffers a downturn.

        Agricultural loans comprised 28.4% of our total loan and lease portfolio at September 30, 2009. A number of these loans have relatively large balances. The deterioration of one or a few of these loans may cause a significant increase in nonperforming loans. Furthermore, any extended period of low commodity prices, significantly reduced yields on crops, reduced levels of government assistance to the agricultural industry and/or reduced farmland values could result in a significant increase in our nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses, and/or an increase in loan charge-offs, which would have an adverse impact on our results of operations and financial condition.

The soundness of other financial institutions could adversely affect us.

        Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Negative developments in the financial industry and the credit markets may subject us to additional regulation.

        As a result of ongoing challenges facing the U.S. economy, the potential exists for new laws and regulations regarding lending and funding practices and liquidity standards to be promulgated, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and may adversely impact our financial performance.

Future acquisitions and expansion activities may disrupt our business, dilute existing stockholders and adversely affect our operating results.

        We intend to continue to evaluate potential acquisitions and expansion opportunities in the normal course of our business. To the extent that we grow through acquisitions, we may not be able to adequately or profitably manage this growth. Acquiring other banks, thrifts, or financial service companies, as well as other geographic and product expansion activities, involve various risks including:

  •
  risks of unknown or contingent liabilities;

  •
  unanticipated costs and delays;

  •
  risks that acquired new businesses do not perform consistent with our growth and profitability expectations;

  •
  risks of entering new markets or product areas where we have limited experience;

  •
  risks that growth will strain our infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures;

  •
  exposure to potential asset quality issues with acquired institutions;

  •
  difficulties, expenses and delays of integrating the operations and personnel of acquired institutions, and start-up delays and costs of other expansion activities;

  •
  potential disruptions to our business;

  •
  possible loss of key employees and customers of acquired institutions;

  •
  potential short-term decreases in profitability; and

  •
  diversion of our management's time and attention from our existing operations and business.

Attractive acquisition opportunities may not be available to us in the future.

        We expect that other banking and financial service companies, many of which have significantly greater resources than us, will compete with us in acquiring other banks, thrifts, and financial service companies. This competition could increase prices for potential acquisitions that we believe are attractive. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interests. Among other things, our regulators consider our capital, liquidity, profitability, regulatory compliance and levels of goodwill and intangibles when considering acquisition and expansion proposals. Any acquisition could be dilutive to our earnings and stockholders' equity per share of our common stock.

Our ability to complete acquisitions and expansion activities, if any, may require us to raise additional capital that may not be available when it is needed or may not be available on terms acceptable to us.

        We are required by regulatory agencies to maintain adequate levels of capital to support our operations and such levels may be increased by legislative and regulatory developments. To complete any future acquisitions and expansion activities, we may need to raise additional capital. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control. Accordingly, we may not be able to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through organic or external growth could be materially impaired.

        In the event that we are able to raise capital through the issuance of additional shares of common stock or other securities, the ownership interests of current investors would be diluted and the per share book value of our common stock may be diluted. New investors may also have rights, preferences and privileges senior to the holders of our common stock, which may adversely affect the holders of our common stock.

We are subject to security and operational risks relating to our use of technology that could damage our reputation and our business.

        Security breaches in our Internet banking activities or other communication and information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations. We rely on standard Internet and other security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures.

The loss of one or more of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could harm our business.

        As a community bank, we expect our future growth to be driven in large part by the relationships that our key personnel, including Curtis L. Hage, our Chairman, President and Chief Executive Officer, and Darrel L. Posegate, our Executive Vice President, Chief Financial Officer and Treasurer, maintain with our customers. We do not have long-term employment agreements with any of our officers or key employees. Messrs. Hage's and Posegate's employment agreements have a term of one year, which automatically renew on July 1 for an additional year unless, no later than December 31 of the previous year in the case of Mr. Hage, or March 31 of the previous year in the case of Mr. Posegate, either the Bank or the executive gives notice that the employment agreement shall not be extended.

        The unexpected loss of any of our key employees could have a material adverse effect on our business and possibly result in reduced revenues and earnings.

Changes in or interpretations of accounting standards may materially impact our financial statements.

        Accounting principles generally accepted in the United States and accompanying accounting pronouncements, implementation guidelines, interpretations and practices for many aspects of our business are complex and involve subjective judgments, including, but not limited to, accounting for the allowance for loan and lease losses and pending and incurred but not reported health claims. Changes in these estimates or changes in other accounting rules and principles, or their interpretation, could significantly change our reported earnings and operating results, and could add significant volatility to those measures, without a comparable underlying change in cash flow from operations.

The holders of our junior subordinated debentures have rights that are senior to those of our stockholders.

        We have supported our continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying sales of junior subordinated debentures to these trusts. The accompanying junior subordinated debentures have an aggregate liquidation amount totaling $27.8 million as of September 30, 2009. Payments of the principal and interest on the trust preferred securities of these trusts are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures that we issued to the trusts are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock.

Risks Relating to this Offering

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of our common stock at times or at prices you find attractive.

        The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility, which has reached unprecedented levels in past months. In some cases, the markets have produced downward pressure on stock prices for certain issuers without regard to those issuers' underlying financial strength. As a result, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. This may make it difficult for you to resell shares of our common stock at times or at prices you find attractive.

        The trading price of the shares of our common stock will depend on many factors that may change from time to time and may be beyond our control. Among the factors that could affect our stock price are those identified in the section entitled "Special Cautionary Note Regarding Forward-Looking Statements" and as follows:

  •
  actual or anticipated quarterly fluctuations in our operating results and financial condition;

  •
  changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our common stock or those of other financial institutions;

  •
  failure to meet analysts' revenue or earnings estimates;

  •
  speculation in the press or investment community generally or relating to our reputation, our market area, our competitors or the financial services industry in general;

  •
  strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

  •
  actions by our current stockholders, including sales of common stock by existing stockholders and/or directors and executive officers;

  •
  fluctuations in the stock price and operating results of our competitors;

  •
  future sales of our equity, equity-related or debt securities;

  •
  changes in the frequency or amount of dividends or share repurchases;

  •
  proposed or adopted regulatory changes or developments;

  •
  anticipated or pending investigations, proceedings or litigation that involve or affect us;

  •
  trading activities in our common stock, including short-selling;

  •
  domestic and local economic factors unrelated to our performance; and

  •
  general market conditions and, in particular, developments related to market conditions for the financial services industry.

        A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

Our ability to pay dividends depends primarily on dividends from our banking subsidiary, the Bank, which is subject to regulatory limits.

        We are a unitary thrift holding company and our operations are conducted primarily by our banking subsidiary, the Bank. Since we receive substantially all of our revenue from dividends from the Bank, our ability to pay dividends on our common stock depends on our receipt of dividends from the Bank.

        Dividend payments from the Bank are subject to legal and regulatory limitations, generally based on net income and retained earnings. The ability of the Bank to pay dividends to us is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. The Bank may not be able to generate adequate cash flow to pay us dividends in the future. The inability to receive dividends from the Bank could have an adverse effect on our business and financial condition.

        Furthermore, holders of our common stock are only entitled to receive the dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically paid cash dividends on our common stock, we are not required to do so and our Board of Directors could reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock.

        Additionally, we may elect in the future to defer interest payments on our junior subordinated debentures discussed above. The debenture agreements prohibit dividend payments on our common stock following the deferral of interest payments on the subordinated debentures underlying the trust preferred securities.

The trading volume in our common stock has been low, and the sale of a substantial number of shares of our common stock in the public market could depress the price of our common stock and make it difficult for you to sell your shares.

        Our common stock is listed to trade on The Nasdaq Global Market but is thinly traded. As a result, you may not be able to sell your shares of common stock on short notice. Additionally, thinly traded stock can be more volatile than stock trading in an active public market. The sale of a substantial number of shares of our common stock at one time could depress the market price of our common stock, making it difficult for you to sell your shares and impairing our ability to raise capital.

We may raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.

        Except as described in the section entitled "Underwriting," we are not restricted from issuing additional shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We may evaluate opportunities to access the capital markets taking into account our regulatory capital ratios, financial condition and other relevant considerations, and subject to market conditions, we may take further capital actions in addition to issuance of the shares offered by this prospectus. Such actions could include, among other things, the issuance of additional shares of common stock in public or private transactions in order to further increase our capital levels above the requirements for a well-capitalized institution established by the federal bank regulatory agencies as well as other regulatory targets.

        We face significant regulatory and other governmental risks as a financial institution, and it is possible that capital requirements and directives could in the future require us to change the amount or composition of our current capital, including common equity.

        The issuance of any additional shares of common stock or securities convertible into or exchangeable for common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to holders of our common stock, including purchasers of common stock in this offering. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our stockholders. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur.

        Our Certificate of Incorporation provides that we may issue up to 10 million shares of common stock. As of November 16, 2009, (i) 4,043,912 shares of our common stock were issued and outstanding and (ii) 476,316 shares of our common stock were issuable under our equity compensation plans.

The common stock is equity and, therefore, is subordinate to our and our subsidiaries' indebtedness and any preferred stock.

        Shares of the common stock are equity interests in us and do not constitute indebtedness. As such, shares of the common stock will rank junior to all current and future indebtedness and other nonequity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of us. We may, and the Bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock then outstanding.

        Our Board of Directors is authorized to cause us to issue preferred stock, in one or more series, without any action on the part of our stockholders. If we issue preferred stock in the future that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, then the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Certain provisions of our Certificate of Incorporation and Bylaws, as well as Delaware and federal law, may discourage, delay or prevent an acquisition of control of us.

        Certain provisions included in our Certificate of Incorporation and Bylaws, as well as certain provisions of the Delaware General Corporation Law and federal law, may discourage, delay or prevent potential acquisitions of control of us, particularly when attempted in a transaction that is not negotiated directly with, and approved by, our Board of Directors, despite possible benefits to our stockholders.

        Specifically, our Certificate of Incorporation and Bylaws, as the case may be, include certain provisions that:

  •
  limit the voting power of shares held by a stockholder beneficially owning in excess of 10% of the then-outstanding shares of our common stock;

  •
  require that certain business combinations between us and a stockholder beneficially owning in excess of 10% of the then-outstanding shares of our capital stock entitled to vote in the election of directors be approved by the affirmative vote of the holders of at least 66 2/3% of the then-outstanding shares of stock entitled to vote in the election of directors, voting together as a single class, or be approved by the affirmative vote of the majority of the outstanding shares of our capital stock entitled to vote if the business combination (i) is approved by a majority of the Board of Directors serving prior to the 10% stockholder becoming such, and/or (ii) involves consideration per share generally equal to that paid by such 10% stockholder when such stockholder acquired his, her or its stock;

  •
  divide our Board of Directors into three classes serving staggered three-year terms and provide that a director may only be removed prior to the expiration of a term for cause by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock entitled to vote in an election of directors;

  •
  require that a special meeting of stockholders be called pursuant to a resolution adopted by a majority of our Board of Directors;

  •
  authorize the issuance of preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors; and

  •
  require that an amendment to our Certificate of Incorporation be approved by a vote of at least two-thirds of our directors then in office and thereafter by our stockholders by a majority of the total votes eligible to be cast at a stockholders meeting called for that purpose; provided, however, with respect to the amendment of certain provisions regarding, among other things, provisions relating to the voting limits of holders of more than 10% of our common stock, the number, classification, election and removal of directors, amendment of the Bylaws, call of special stockholder meetings, acquisitions of control, director liability, and certain business combinations, in addition to any vote of the holders of any class or series of our capital stock required by applicable law or by our Certificate of Incorporation, such amendments must be approved by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

        Furthermore, federal law requires OTS approval prior to any direct or indirect acquisition of "control" (as defined in OTS regulations) of the Bank, including any acquisition of control of us. Under OTS regulations, an acquiror is deemed, subject to rebuttal, to have acquired control of a savings association if the acquiror, directly or indirectly, or through one or more subsidiaries or transactions or acting in concert with one or more persons or companies, acquires more than 10 percent of any class of voting stock of a savings association and is subject to any of the enumerated control factors under the regulation.

USE OF PROCEEDS

        We will receive net proceeds of approximately $17.939 million from the sale of shares of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses of approximately $2,061,000 payable by us, based on a public offering price of $8.00 per share. If the underwriter's option to purchase additional shares is exercised in full, our net proceeds will be approximately $20.744 million.

        We intend to use the net proceeds from this offering for the following purposes and in the following order of priority:

Purpose	Estimated Amount	Estimated Percentage of Net Proceeds
Repayment of outstanding loan	$6,000,000	33.45%
General corporate purposes	$11,939,000	66.55%

        As of November 19, 2009, we had aggregate borrowings of $6 million under our Loan Agreement with United Bankers' Bank. Borrowings under the Loan Agreement accrue interest at the United Bankers' Bank Rate with a minimum interest rate of 4.75% per annum, and the principal balance (plus any accrued and unpaid interest) is due and payable in full on October 1, 2010. We are required to make interest payments on a quarterly basis, commencing December 31, 2009. As of September 30, 2009, the United Bankers' Bank Rate was 3.250%. We will utilize approximately $6 million of the net proceeds of this offering to repay our outstanding borrowings under the Loan Agreement with United Bankers' Bank.

        Borrowings under the Loan Agreement with United Bankers' Bank were used by us to refinance $5.966 million of outstanding borrowings under our maturing line of credit with First Tennessee Bank National Association ("FTB"). The FTB line of credit was scheduled to mature on September 30, 2009. Borrowings under the FTB line of credit were used by us, in part, (i) for the repurchase of the 25,000 outstanding shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, from the United States Department of the Treasury on June 3, 2009, (ii) for the repurchase of the Warrant to purchase 302,419 shares of our common stock at an exercise price of $12.40 per share from the United States Department of the Treasury on June 30, 2009 and (iii) provide a capital infusion to the Bank.

        We will utilize the remainder of the net proceeds of this offering of approximately $11.939 million for general corporate purposes, including to contribute to the capital reserves of the Bank to support growing our lending activities through organic growth and/or, if appropriate opportunities arise, possible acquisitions of banks, thrifts and other financial services companies. At this time, we currently have no commitments or agreements with respect to any specific expansion or acquisition opportunity.

 CAPITALIZATION

        The following table sets forth our capitalization, our per common share book value, and our regulatory capital ratios, each as of September 30, 2009 on an actual basis and on an as adjusted basis to give effect to the issuance of the common stock offered hereby and the receipt of the net proceeds from the offering. The as adjusted capitalization column assumes (i) no exercise of the underwriter's over-allotment option, (ii) the repayment of $6 million in aggregate borrowings under the Loan Agreement with United Bankers' Bank, (iii) that $2.2 million of the net proceeds are contributed to the capital reserves of the Bank and (iv) that the remaining net proceeds of $9.739 million are applied toward reduction in short-term borrowings on a pro forma basis.

	As of September 30, 2009
	Actual	As Adjusted(1)
	(Dollars in thousand, except share and per share data)
Cash and cash equivalents	$18,717	18,717

Total liabilities	$1,097,990	1,080,051

Stockholders' equity
Preferred stock, $0.01 par value, 500,000 shares authorized, none outstanding	—	—
Common stock, $0.01 par value, 10,000,000 shares authorized, 6,127,873 and 8,627,873 shares issued at September 30, 2009 and September 30, 2009 as adjusted, respectively	61	86
Common stock subscribed for but not issued	—	—
Additional paid-in capital	23,287	41,201
Retained earnings, substantially restricted	81,137	81,137
Accumulated other comprehensive (loss), net of related deferred tax effect	(3,116)	(3,116)
Less cost of treasury stock, 2,083,455 shares	(30,897)	(30,897)

Total stockholders' equity	$70,472	88,411

Total capitalization	$1,168,462	1,168,462

Book value per common share	$17.42	13.51
Capital Ratios:
Equity to total assets	6.03%	7.57%
Tangible common equity to tangible assets	5.63	7.17
Tier 1 capital (to adjusted total assets)(2)	8.57	8.76
Tier 1 capital (to risk-weighted assets)(2)	10.42	10.65
Total risk-based capital (to risk-weighted assets)(2)	11.27	11.50

(1)
Assumes that $20 million of our common stock are sold in this offering at $8.00 per share, and that the net proceeds thereof are approximately $17.939 million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriter's over-allotment option is exercised in full, the amount of common stock sold will increase to $23 million.

(2)
Capital ratios for the Bank.

 PRICE RANGE OF COMMON STOCK

        Our common stock is listed on The Nasdaq Global Market under the symbol "HFFC." As of November 16, 2009, 4,043,912 shares of our common stock were issued and outstanding, held of record by approximately 477 stockholders. On November 19, 2009, the last reported sale price of our common stock was $9.75 per share. The table below sets forth the high and low sale prices per share of our common stock on The Nasdaq Global Market and the dividends paid per share of our common stock for the indicated periods.

Quarter Ended	High	Low	Dividends per Share
Fiscal 2010
2nd Quarter (through November 19, 2009)	$11.39	$9.50	$—
1st Quarter	13.00	10.60	0.1125
Fiscal 2009
4th Quarter	$13.37	$10.75	$0.1125
3rd Quarter	13.50	10.02	0.1125
2nd Quarter	14.06	9.00	0.1125
1st Quarter	16.30	12.15	0.1125
Fiscal 2008
4th Quarter	$18.03	$16.00	$0.1075
3rd Quarter	16.55	14.92	0.1075
2nd Quarter	16.75	14.14	0.1075
1st Quarter	18.15	15.72	0.1050

DIVIDEND POLICY

        Our ability to pay dividends on our common stock is dependent on the dividend payments we receive from the Bank, since we receive substantially all of our revenue in the form of dividends from the Bank. Future dividends are not guaranteed and will depend on our ability to pay them.

        We and the Bank are subject to the oversight of the OTS and the Bank is also subject to the oversight of the FDIC. The OTS imposes various restrictions on the Bank's ability to make capital distributions, including cash dividends. The Bank must file a notice with the OTS at least 30 days before making a capital distribution. The Bank must also file an application for prior approval to make a dividend if the total amount of its capital distributions, including the proposed distribution, for the applicable calendar year would exceed an amount equal to the Bank's net income for that year plus retained net income for the previous two years.

        The OTS may disapprove of a notice or application if:

  •
  the Bank would be undercapitalized following the distribution;

  •
  the proposed capital distribution raises safety and soundness concerns; or

  •
  the capital distribution would violate a prohibition contained in any statute, regulation or agreement between the Bank and the OTS or the FDIC, or a condition imposed on the Bank in an OTS-approved application or notice.

        Our ability to pay dividends is also subject to the terms of our outstanding trust preferred securities and the accompanying junior subordinated debentures. Under the terms of these debentures, we may defer interest payments on the debentures for up to five years. If we defer such interest payments, we may not declare or pay any cash dividends on any shares of our common stock during the deferral period.

 DESCRIPTION OF CAPITAL STOCK

        The following is a brief description of the terms of our capital stock. This summary is not intended to be complete, and is subject to and qualified in its entirety by reference to the Delaware General Corporation Law, which we refer to as the DGCL, federal law and our Certificate of Incorporation and Bylaws, copies of which have been filed with the SEC and are available upon request from us.

Common Stock

General

        Our Certificate of Incorporation provides that we may issue up to 10 million shares of common stock, par value of $0.01 per share. As of November 16, 2009, 4,043,912 shares of our common stock were issued and outstanding and held of record by approximately 477 stockholders. In addition, as of November 16, 2009, 476,316 shares of our common stock were issuable under our equity compensation plans. All outstanding shares of our common stock are validly issued, fully paid and nonassessable.

        Our Board of Directors may, except as otherwise required by applicable law, The Nasdaq Stock Market or any other stock exchange or automated quotation system on which our securities may be listed or traded, issue additional shares of our common stock, or rights to purchase shares of our common stock, up to the aggregate amount of common stock authorized by our Certificate of Incorporation without the approval of our stockholders.

Voting Rights

        At any meeting of the stockholders, the holders of at least one-third of all of the shares of capital stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless and except to the extent that the presence of a larger number may be required by applicable law. Where a separate vote by a class or classes is required, a majority of the shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on that matter.

        Each holder shall have one vote for every share of common stock entitled to vote that is registered in his, her or its name on the record date for the meeting, except as otherwise provided in our Certificate of Incorporation, our Bylaws or as required by applicable law.

        Except as otherwise provided in our Certificate of Incorporation, our Bylaws or as required by applicable law, in general, matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes cast, subject to any voting rights granted to holders of any preferred stock. Notwithstanding the immediately preceding sentence, our Board of Directors has agreed to adopt a majority voting policy with respect to the election of directors in uncontested elections (the "Majority Voting Policy") commencing with our 2010 Annual Meeting of Stockholders. For a further discussion of the Majority Voting Policy, see the section set forth above entitled "Prospectus Summary—Recent Developments."

        For further discussion of the voting rights of the holders of our common stock, see the section entitled "Anti-Takeover Effects of Certain Provisions of our Charter Documents and Law." There is no cumulative voting in the election of directors, which means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors are able to elect all of the directors.

        Under our Certificate of Incorporation, no holder who beneficially owns in excess of 10% of our then-outstanding common stock (the "10% Limit") is entitled or permitted to cast any vote with respect to the shares held in excess of the 10% Limit. For further discussion of this voting limitation, see the section entitled "Anti-Takeover Effects of Certain Provisions of our Charter Documents and Law."

Dividends, Liquidation Rights and Other Rights

        Subject to any preferential rights of any outstanding shares of preferred stock, holders of our common stock are entitled to receive dividends if, as and when declared by our Board of Directors out of any funds legally available for dividends. For further discussion of the rights of holders of our common stock to receive dividends, see the section entitled "Dividend Policy."

        The holders of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities and of preferences of any outstanding preferred stock. In the event of any liquidation, dissolution or winding up of the Bank, we, as the sole holder of the Bank's capital stock, would be entitled to receive, after payment or provisions for payment of all debts or liabilities of the Bank (including all deposit accounts and accrued interest thereon), all of the assets of the Bank legally available for distribution.

        The terms of our outstanding trust preferred securities and the accompanying junior subordinated debentures permit us under certain circumstances to defer interest payments on the debentures for up to five years. If we defer interest payments on these debentures, we may not during the deferral period:

  •
  declare or pay any dividends or distributions on any shares of our common stock;

  •
  redeem any shares of our common stock;

  •
  purchase or acquire any shares of our common stock; or

  •
  make a liquidation payment on any shares of our common stock.

        Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. Our common stock has no preemptive, conversion or redemption rights or sinking fund provisions. Subject to compliance with applicable federal and state securities laws, our common stock may be transferred without any restrictions or limitations.

        For a summary of the provisions of our Certificate of Incorporation and Bylaws that may have the effect of delaying, deterring or preventing a change in control of us and that would operate only with respect to an extraordinary transaction involving us (or our subsidiaries), such as a merger, reorganization, tender offer, sale or transfer of substantially all of our assets, see the section set forth below entitled "Anti-Takeover Effect of Certain Provisions of Our Charter Documents and Law."

Transfer Agent and Registrar

        The transfer agent and registrar for shares of our common stock is BNY Mellon Shareowner Services.

Preferred Stock

        We are authorized to issue 500,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, no shares of preferred stock are outstanding. The Board of Directors may authorize, subject to any limitations prescribed by applicable law, the issuance of preferred stock in one or more series and may determine, with respect to any such series, the designations, powers, preferences and rights of such series, and any qualifications, limitations or restrictions thereof, including, without limitation, dividend rates, conversion rates, voting rights, redemption price and liquidation preferences, and may fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends and distributions upon liquidation, dissolution or winding up.

        We believe that the ability of our Board of Directors to authorize the issuance of one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of preferred stock will be available for issuance without further action by our stockholders unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

        The issuance of shares of our preferred stock may adversely affect the holders of our common stock, including, without limitation, (i) restricting dividends on our common stock, (ii) diluting the voting power of our common stock and (iii) impairing the liquidation rights of our common stock. Furthermore, our Board of Directors could authorize the issuance of a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of us.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF
OUR CHARTER DOCUMENTS AND LAW

        The following is a summary of certain provisions of law and of our Certificate of Incorporation and our Bylaws that may have the effect of discouraging, delaying or preventing a change of control, change in management or an unsolicited acquisition proposal that a stockholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by our stockholders. This summary is not intended to be complete and is subject to and qualified in its entirety by reference to the laws and documents referenced herein.

        Our Certificate of Incorporation and Bylaws contain certain provisions that make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our Board of Directors. We believe that, as a general rule, the interests of our stockholders are best served if any change in control results from negotiations with our Board of Directors.

        Our Certificate of Incorporation provides for a classified board to which approximately one-third of our Board of Directors is elected each year at our annual meeting of stockholders. Accordingly, our directors serve three-year terms rather than one-year terms. The classification of our Board of Directors has the effect of making it more difficult for stockholders to change the composition of our Board of Directors. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our Board of Directors. Such a delay may help ensure that our directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of our stockholders. The classification provisions apply to every election of directors, regardless of whether a change in the composition of our Board of Directors would be beneficial to us and our stockholders and whether or not a majority of our stockholders believe that such a change would be desirable.

        The classification of our Board of Directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our stockholders. The classification of our Board of Directors could thus increase the likelihood that incumbent directors will retain their positions. Currently, our directors are elected by a plurality of the votes cast. We have agreed to adopt a majority voting policy with respect to the election of directors in uncontested elections (the "Majority Voting Policy") commencing with our 2010 Annual Meeting of Stockholders. For a further discussion of the Majority Voting Policy, see the section set forth above entitled "Prospectus Summary—Recent

Developments." In addition, because the classification of our Board of Directors may discourage accumulations of large blocks of our stock by purchasers whose objective is to take control of us and remove a majority of our Board of Directors, the classification of our Board of Directors could tend to reduce the likelihood of fluctuations in the market price of our common stock that might result from accumulations of large blocks of our common stock for such a purpose. Accordingly, our stockholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

        Our Certificate of Incorporation provides that any person who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of our common stock as of the record date for the determination of stockholders entitled to vote on any matter (the "10% Limit") will not be entitled or permitted to cast any vote in respect of the shares held in excess of the 10% Limit. Beneficial ownership is determined pursuant to the federal securities laws and generally includes, but is not limited to, shares as to which any person and his, her or its affiliates (i) have the right to acquire upon the exercise of conversion rights, exchange rights, warrants or options, and (ii) have sole or share voting or investment power (provided, that such person and his, her or its affiliates shall not be deemed the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of stockholders with respect to the shares of which neither such person nor any such affiliates are otherwise deemed the beneficial owner).

        This provision is intended to limit the ability of any person to acquire a significant number of shares of our common stock and thereby gain sufficient voting control so as to cause us to effect a transaction that may not be in the best interests of our stockholders generally. This provision will not prevent a stockholder from seeking to acquire a controlling interest but will prevent a stockholder from voting more than 10% of the outstanding shares of our common stock. This provision in our Certificate of Incorporation makes an acquisition, merger or other similar corporate transaction less likely to occur, even if such transaction is supported by most stockholders, because it can prevent a holder of shares in excess of the 10% Limit from voting the excess shares in favor of the transaction. Thus, it may be deemed to have an anti-takeover effect.

        Our Certificate of Incorporation and Bylaws, as the case may be, also contain additional provisions that may make takeover attempts and other acquisitions of interests in us more difficult where the takeover attempt or other acquisition has not been approved by our Board of Directors. These provisions include:

  •
  a requirement that an amendment to our Certificate of Incorporation be approved by the affirmative vote of at least two-thirds of our directors then in office and thereafter by our stockholders by a majority of the total votes eligible to be cast at a stockholders meeting called for that purpose; provided, however, with respect to the amendment of certain provisions regarding, among other things, provisions relating to the voting limits of holders of more than 10% of our common stock, the number, classification, election, qualification and removal of directors, amendment of the Bylaws, call of special stockholder meetings, prohibitions against stockholder action by written consent, director and officer indemnification, and certain business combinations, in addition to any vote of the holders of any class or series of our capital stock required by applicable law or by our Certificate of Incorporation, such amendments must be approved by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class;

  •
  a requirement that an amendment to our bylaws be approved by a majority of the total number of directors which we would have if there were no vacancies on the Board of Directors or, subject to the rights of any holders of our preferred stock, the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class;

  •
  a requirement that certain business combinations between us and a stockholder beneficially owning in excess of 10% of the then-outstanding shares of our capital stock entitled to vote in the election of directors be approved by the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote in the election of directors, voting together as a single class, or be approved by the affirmative vote of the majority of the outstanding shares of our capital stock entitled to vote if the business combination (i) is approved by a majority of the Board of Directors serving prior to the 10% stockholder becoming such, and/or (ii) involves consideration per share that is, in general, at least equal to the greater of (a) our common stock's fair market value on certain specified dates, or (b) that which was paid for our common stock by such 10% stockholder on certain specified dates;

  •
  subject to the rights of any holders of our preferred stock, a requirement that special meetings of stockholders be called pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies on the Board of Directors; and

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  a requirement that a stockholder wishing to submit proposals for a stockholder vote or nominate directors for election comply with certain procedures, including advanced notice requirements.

        Our Certificate of Incorporation provides that, subject to the rights of any holders of our preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of the stockholders and may not be taken by written consent. The Certificate of Incorporation also includes provisions that make it difficult to replace directors. Specifically, subject to the rights of any holders of our preferred stock, a director who is not otherwise disqualified as provided in our Certificate of Incorporation may only be removed prior to the expiration of a term for cause by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock entitled to vote in an election of directors, voting together as a single class. In addition, subject to the rights of any holders of our preferred stock, any vacancies on the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled only by a majority vote of the directors then in office.

        Furthermore, federal law requires OTS approval prior to any direct or indirect acquisition of "control" (as defined in OTS regulations) of the Bank, including any acquisition of control of us.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
OF OUR COMMON STOCK

        The following is a summary of the material U.S. federal income and estate tax considerations with respect to the ownership and disposition of shares of our common stock applicable to certain non-U.S. holders (as defined below) who acquire such shares in this offering and hold such shares as a capital asset for U.S. federal income tax purposes (generally, property held for investment). For purposes of this discussion, a "non-U.S. holder" means a beneficial owner of our common stock (other than a pass through entity for U.S. federal income tax purposes or investor in a pass through entity for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

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  an individual citizen or resident of the United States (including certain former citizens and former long-term residents);

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  a corporation (or any other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and other applicable authorities as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income and estate tax consequences different from those discussed herein. This discussion does not address all aspects of U.S. federal income and estate taxation (such as the alternative minimum tax) and does not describe any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income and estate tax consequences applicable to a non-U.S. holder who is subject to special treatment under U.S. federal income tax laws (including insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, "controlled foreign corporations," "passive foreign investment companies," a corporation that accumulates earnings to avoid U.S. federal income tax, pass-through entities or investors in pass-through entities, non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain United States expatriates). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

        If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income and estate tax treatment of a partner of that partnership will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income and estate tax consequences applicable to them.

        THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF OWNING AND DISPOSING SHARES OF OUR COMMON

STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

        In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes and will be subject to withholding as discussed below. Any portion of a distribution not constituting a dividend will first be applied to reduce the non-U.S. holder's adjusted basis in the non-U.S. holder's shares of our common stock and, to the extent such portion exceeds the non-U.S. holder's adjusted basis, the excess will be treated as gain from the disposition of such stock, the tax treatment of which is discussed below under "Gain on Sale or Other Disposition of Common Stock."

        Dividends paid to a non-U.S. holder of our common stock will generally be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount or such lower rate as may be specified by an applicable tax treaty. Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to U.S. withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable tax treaty provides otherwise. Any dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (i) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (ii) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

        In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder's shares of our common stock unless:

  •
  the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

  •
  we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes as such term is defined in Section 897(c) of the Code at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period of our common stock. We believe that we are not currently, and do not anticipate becoming, a U.S. real property holding corporation.

        Gain that is effectively connected with the conduct of a trade or business carried on by the non-U.S. holder in the United States (or so treated) as described in the first bullet point immediately above, generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates applicable to United States persons, as defined under the Code. If the non-U.S. holder is a foreign corporation, it may be subject to the branch profits tax described above equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses. A non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax with respect to the gain recognized in the same manner as if the non-U.S. holder were a United States person as defined under the Code.

U.S. Federal Estate Tax

        An individual non-U.S. holder who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) and an entity the property of which is includible in such individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Information Reporting, Backup Withholding and Other Reporting Requirements

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

        A non-U.S. holder will generally be subject to backup withholding on dividends paid to such non-U.S. holder on our common stock unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption.

        Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received from the sale or other disposition of our common stock, unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

        U.S. backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder's U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

 UNDERWRITING

        We are offering the shares of our common stock described in this prospectus in an underwritten offering in which Sandler O'Neill & Partners, L.P. is acting as sole underwriter. We have entered into an underwriting agreement with Sandler O'Neill & Partners, L.P. with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, Sandler O'Neill & Partners, L.P. has agreed to purchase all of the shares of our common stock being offered by this prospectus.

        The underwriting agreement provides that the underwriter's obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us are true and agreements have been performed;

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  there is no material adverse change in the financial markets or in our business; and

  •
  we deliver customary closing documents.

        Subject to these conditions, Sandler O'Neill & Partners, L.P. is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, Sandler O'Neill & Partners, L.P. is not obligated to take or pay for the shares of our common stock covered by the underwriter's over-allotment option described below, unless and until such option is exercised.

Over-Allotment Option

        We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 375,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.

Commissions and Expenses

        The underwriter proposes to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $0.31 per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $0.10 per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriter may change the offering price, concessions and other selling terms.

        The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares of our common stock.

	Per Share	Total Without Option	Total With Option
Public offering price	$8.00	$20,000,000	$23,000,000
Underwriting discounts and commissions payable by us	$0.52	$1,300,000	$1,495,000
Proceeds to us, before expenses	$7.48	$18,700,000	$21,505,000

        In addition to the underwriting discount, we will reimburse the underwriter for its reasonable out-of-pocket expenses, which we do not expect to exceed approximately $300,000, incurred in connection with its engagement as underwriter, regardless of whether this offering is consummated, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses. We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $761,000, and are payable by us.

Indemnity

        We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

Lock-Up Agreement

        We and each of our directors and executive officers (each a "Covered Person") have entered into a form of lock-up agreement, whereby we and each Covered Person has agreed for a period of 90 days after the date of the underwriting agreement, subject to certain exceptions, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or any other securities of us that are substantially similar to our common stock, without, in each case, the prior written consent of Sandler O'Neill & Partners. These restrictions are expressly agreed to preclude us and each Covered Person from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether any such transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise, even if such shares would be disposed of by someone other than a Covered Person. The 90-day restricted period described above will be automatically extended if (i) during the last 18 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restricted period will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event.

Stabilization

        In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  •
  Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

        In connection with this offering, the underwriter and selected dealers, if any, who are qualified market makers on The Nasdaq Global Market, may engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriter

        Sandler O'Neill & Partners, L.P. and some of its respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

        Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions.

LEGAL MATTERS

        The validity of the common stock will be passed upon for us by Fulbright & Jaworski L.L.P. Certain legal matters will be passed upon for the underwriter by Vedder Price P.C., Chicago, Illinois.

EXPERTS

        The consolidated balance sheets of HF Financial Corp. and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2009 have been incorporated by reference herein in reliance upon the report of Eide Bailly, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

2,500,000 Shares

Common Stock

PROSPECTUS

November 19, 2009